



PROCESSED
APR 1 8 2007
THOMSON
FINANCIAL

RECD S.E.C.
APR 1 8 2007
1086



07050724

SOUTHWESTERN RESOURCES CORP.

2006 ANNUAL REPORT



We are a leading Canadian mineral exploration and development company with an exciting portfolio of properties in China and Peru.

Welcome to Southwestern Resources

Our focus is precious metals and exploration is our core strength. We have a history of discovering properties with world class potential and a proven track record of identifying and capitalizing on opportunities and ideas.

We have a highly prospective portfolio of properties at various stages of exploration, from grass roots through to pre-feasibility. This, combined with a strong balance sheet which at year end 2006 consisted of $46 million cash (excluding Zincore Metals) and short-term investments, $41 million market value of other investments and no debt, positions the Company to develop the economic potential of our properties for the benefit of shareholders.

2006 Highlights



- During 2006 we expanded the gold mineral resources at Boka, our key property in China, to 3.1 million ounces in the measured and indicated category and 0.8 million ounces in the inferred category. In recognition of Boka's significant size and potential, the Chinese Ministry of Land and Resources awarded us the Prospector/Explorer of the Year award for 2006.

- Also in China we entered into an agreement with CVRD Inco for nickel, copper and platinum group metals exploration in Yunnan and Sichuan provinces. The joint venture covers 130,000 square kilometers of land surrounding our Boka project.

- At Liam, we discovered several new zones during 2006, bringing the total number of target zones to 14. Liam is a 50/50 joint venture with Newmont and covers more than 365,000 hectares, representing the single largest claim block in Peru.

- At Antay, we completed first phase drilling and identified a second porphyry copper-molybdenum system. Anglo American is earning 70% of the project by completing a bankable feasibility study and subscribing for US$5 million worth of Southwestern shares.

- At Pacapausa, surface sampling confirmed the presence of high-grade silver grading as high as 1,130 grams per tonne and up to 2.3 grams per tonne gold. Our partner Oro Vega is earning a 70% interest by meeting certain work commitments, completing a feasibility study, and financing the project into production.

- At Sami, we were granted five blocks of exploration concessions totaling 56,200 hectares, and we entered into an agreement with Peñoles that will see them invest $1 million on exploration over the next three years in exchange for a 50% interest.

- And finally, we successfully spun out our Peruvian zinc assets into a new public company named Zincore Metals Inc. during 2006. We retained a 50.4% interest which at year end 2006 had a market value of $34 million.

2007 Objectives

- At Boka, we will complete the pre-feasibility at the Boka 1 deposit by the end of the second quarter and initiate a feasibility study. We also plan to initiate drilling at Boka 19, a newly discovered gold zone, which we are confident will add significantly to known resources. Five drill rigs will be operating at Boka throughout the year.

- At Liam, we will initiate drilling on the Numa West, Gran Leon, Carmen, Aluja, Surape and Huacullo prospects and complete NI 43-101 compliant resource estimates at the Cerro Crespo and Cerro Queshca deposits.

- At Pacapausa, we will complete the first phase of drilling.

- At Bambas, we will complete geophysics and first phase drilling of the Antilla cluster.

- At Tipicancha we will complete a first phase drill program.

- At Sami, joint venture partner Peñoles will drill two target areas.

- At Antay, we plan to finalize access and complete a drill program on the Sayta porphyry zone.


Exploration Offices
Beijing, China
Kunming, China
Head Office
Vancouver, Canada
Boka
Yunnan
Liam
Pacapausa
Tipicancha
Accha-Yanque
Antay
Millo-Azucar
Bambas
Exploration Office
Lima, Peru

To Our Shareholders

Welcome to Southwestern's 2006 annual report. I am pleased to provide a review of our activities during 2006. We had a busy year of exploration and development at a number of properties. Most importantly, we reached several important milestones at our Boka project in China and our Liam project in Peru, and we successfully completed the initial public offering for our new pure zinc company.

At Boka, completion of the updated resource calculation on the Boka 1 deposit represented an important step toward completion of the pre-feasibility study in mid-2007, while the discovery of the Boka 19 zone continued to illustrate the prolific nature of the underlying gold belt. At Liam, preliminary drilling on the Astana and Huacullo zones returned positive results, while our aggressive regional exploration program yielded the discovery of two highly prospective new targets - Numa West and Gran Leon.

Boka Gold Project

Southwestern's flagship property is the Boka Gold Project in China, which is widely acknowledged to be one of the most important and significant gold discoveries in China. We are fully committed to aggressively advancing Boka toward a production decision for the benefit of our shareholders. In December 2006, we released an updated resource calculation for the Boka 1 deposit, prepared by SRK Consulting. The report identified measured and indicated resources at Boka 1 totalling 3.1 million ounces of gold, consisting of 31.2 million tonnes grading 3.05 grams per tonne, with an additional 0.8 million ounces of gold in the inferred category consisting of 8.9 million tonnes grading 2.66 grams per tonne. This new calculation confirms the world-class nature of Boka and gives us confidence to advance it toward completion of the pre-feasibility study. An additional inferred resource at Boka 7, as calculated in June 2005, contains 1.3 million ounces of gold, consisting of 14.5 million tonnes grading 2.75 grams per tonne.

Several advances were made in the pre-feasibility study on Boka in 2006 under the guidance of Ausenco, a world-renowned engineering firm specializing in mine development within the Asia Pacific region. Ausenco has extensive experience in China and oversaw the commissioning of the Jinfeng Mine. The presence of Ausenco as lead consultants has many advantages due to their favourable working relationships with Chinese government groups, which is essential for the advancement of the project to the mining stage.

Several stages within the pre-feasibility have been completed, including geotechnical work, tailings site appraisal, environmental baseline studies, seismic studies, geological modeling, mineral resource calculation, geochemical studies and preliminary metallurgy. We expect other aspects of the pre-feasibility - including mine plan, plant design, infrastructure, financial analysis, waste rock disposal, social issues, and water management studies - will be completed by mid-2007. Following completion of the pre-feasibility study, we expect to initiate a feasibility study at Boka during 2007.

Also during 2006, regional exploration at Boka resulted in the discovery of a new gold zone named Boka 19, where trench and adit sampling programs identified two main zones varying in thickness from 10 to 20 metres and extending in a north-south direction for 900 metres. Boka 19 is slated for drilling in the second quarter of 2007 and has the potential to substantially add to the present resources at Boka.

Other China Projects

Other projects Southwestern is advancing in China include the Sichuan Gold Project, the Yunnan Gold Joint Venture with Newmont Overseas Exploration, and the Panxi Nickel Joint Venture with CVRD Inco. At Sichuan, several targets containing similar mineralization to Boka are under application by our wholly owned foreign enterprise. Once the exploration concessions are granted, further evaluation programs will be initiated. At Yunnan, the first phase of geochemical sampling and follow-up was completed on the 62,000 square kilometre area of interest. Two targets of interest have been defined and plans are in place to expand the area of interest to 370,000 hectares. At Panxi, preliminary data compilation and target selection has been completed and field exploration is expected to begin in 2007.

Liam Gold/Silver Project

Several important milestones were achieved in 2006 at Liam in Peru, our 50/50 joint venture with Newmont Peru. The discovery of the Numa West silver zone continued to illustrate the prolific nature of the belt underlying the Liam concessions. Numa West was discovered through persistent regional evaluation and now represents one of the main targets for resource expansion drilling. We have encountered silver grades averaging 460 grams per tonne, confirming the high-grade nature and significance of this zone. Numa West will be a priority drill target for 2007. In addition to Numa West, several high sulphidation gold and silver mineralized zones were discovered at other deposits within the Liam joint venture area. Preliminary drilling on the Astana and Huacullo prospects returned positive results. Encouraging first phase drill results on the Huacullo veins indicate that grades are increasing dramatically at depth and there is good potential for the discovery of additional high-grade gold and silver zones. At Astana, first phase drilling intersected thick zones of gold and silver mineralization in high sulphidation altered rocks. Astana is open to the south and east and further drilling is planned.

Another important discovery at Liam was the Gran Leon area, located 30 kilometres northeast of the Cerro Crespo gold and silver zone. Gran Leon is underlain by an extensive gold-rich system of veins hosted in granite. Over 50 veins have been identified and we plan to conduct ground geophysical surveys and a major drilling program in 2007.

Zincore IPO

Southwestern's Board of Directors made a decision in early 2006 to enhance shareholder value by spinning out our Accha-Yanque zinc assets in Peru into a new public company. The formation of a new public company with its own management and Board of Directors that is independent of Southwestern's allows for a greater focus on advancement of Accha-Yanque, while the raising of new funds for development of the zinc assets leaves Southwestern's treasury intact for its core business. The new company, named Zincore Metals Inc. (ZNC), started trading on the Toronto Stock Exchange in November 2006. Southwestern remains the majority shareholder in Zincore, with a 50.4% interest or 38.6 million shares, acquired at an average cost of $0.14 per share. As a higher confidence level in resources is met and Zincore's assets advance to the feasibility stage, the overall value of Southwestern's shareholding will continue to appreciate.

Zincore has initiated an aggressive drilling program to advance mineral resources at Accha-Yanque toward National Instrument 43-101 standards. A 20,000-metre program at Accha is now under way, and a 10,000-metre program is planned for Yanque. We expect a pre-feasibility study will be completed at Accha-Yanque before the end of 2007.

Other Peru Projects

Great advances were made during the year at Bambas, where we have identified a cluster of five copper-bearing systems, the Antilla cluster, within the prolific Oligocene copper-gold belt. Surface exploration work has returned very encouraging results, with copper values up to 10%. Plans are in place to fast-track a geophysical survey in 2007 that will include ground magnetics and induced polarization. Once all of the data is evaluated, a drilling program will commence. We believe the Antilla cluster has the potential to host similar size copper zones as those presently being mined in this belt.

At Pacapausa, excellent surface results prompted our joint venture partner, Minera Oro Vega S.A. (a wholly owned Peruvian subsidiary of International Minerals Corporation) to initiate a 2,000-metre first phase drilling program. Detailed results of surface work has outlined five areas of significant silver mineralization, including silver values ranging from 33 grams per tonne to 1,370 grams per tonne. Drilling is now under way to test all five zones.

Share Price

During 2006 we experienced significant volatility in the share price, from a high of $15.50 in January to a low of $7.15 in November. This fall-off mirrored the rapid decline in the price of gold, which after reaching a 17-year high of $725 per ounce in May, fell to $567 per ounce a month later. However, as gold recovered throughout the spring and summer months, our share price did not follow. By August your Board of Directors reached the decision to implement a share buy-back program for up to two million shares. We have been opportunistically buying back, demonstrating our continued confidence in the company's prospects. Today, our share price still does not reflect our strong balance sheet and portfolio of highly prospective exploration properties, and we are continuing to buy back shares. I would like to thank our long-term shareholders for their patience and loyalty to Southwestern during this turbulent time. I am confident your patience will be rewarded, and I look forward to sharing in the company's future success with you.

Management

During 2006 we said farewell to Dan Innes, one of Southwestern's founding members, a director and our Vice President of Exploration. He remains involved by way of a consulting agreement with the company, but has fully retired from his role on the Board and his executive responsibilities. Dan's technical knowledge and business acumen will be greatly missed.

In Dan's place, we announced the appointment of Dr. Alex Losada-Calderon to the position of Vice President of Exploration. Alex has more than 20 years' experience as an exploration geologist and project manager working on major mining projects throughout Australia, China and the Americas, most recently working for Ausenco as the pre-feasibility study manager on our Boka project. His extensive experience, and in particular his knowledge of Boka, will greatly benefit Southwestern.

We also recently announced the appointment of Stan Myers as Director of Exploration for Peru. Stan brings 20 years' experience in geology, exploration and project management to Southwestern, including more than 15 years with Newmont. His extensive knowledge and skills will benefit the company as we continue to advance our exploration projects in Peru.

Looking Ahead

I fully expect 2007 will be a breakthrough year for Southwestern as we move the projects forward. The company has never been in better shape financially, with $46 million in cash and short-term investments, a fair market value at December 31, 2006 of $41 million in other investments, and no debt. We are well positioned to complete all our planned exploration and development programs on time with the financial resources currently on hand.

Our future successes will represent the culmination of many years of hard work on the part of our employees, consultants and management team. Their persistence, determination, and commitment to deliver value will take the company to the next level. I thank each of them and look forward to success in the year ahead.

On behalf of the Board of Directors,



John G. Paterson, President & CEO
March 12, 2007

Boka Gold Project

Southwestern's flagship property is the Boka Gold project in China, which was discovered by Southwestern in 2002. Located 265 kilometres by paved road north of the capital city of Kunming in southern China's Yunnan Province, Boka is held within a Sino-Foreign joint venture company, 90% owned by Southwestern and 10% owned by Team 209 of the Yunnan Nuclear Industry, called Yunnan Gold Mountain Mining Co. Ltd. ("Yunnan Gold"). Yunnan Gold owns 100% of the 157 square kilometres of exploration concessions and mining leases that make up Boka. Yunnan Gold has been issued a 25-year business licence, a term sufficiently long enough to put Boka into production and sustain a long-term mining operation without renewal.

Boka contains numerous zones of gold anomalism, of which three are currently being developed through extensive drilling programs. These are Boka 1 North (B1N), Boka 1 South (B1S) and Boka 19.

Gold mineralization at Boka occurs as gold-bearing veins and breccias of multiple generations hosted within an assemblage of sandstone, conglomerate, carbonaceous shale



and gabbro. As of January 1, 2007, 246 holes totalling 89,400 metres were completed on the project, with over 90% of this drilling on B1N and B1S. Four main mineralized lodes and numerous isolated intercepts have been identified at B1N, forming a series of ore bodies dipping 35 to 40 degrees toward the northeast and extending relatively continuous for up to 780 metres of strike length. At B1S, six mineralized lodes and numerous significant isolated intercepts have been identified and are similarly orientated as those at B1N and extend discontinuously for up to 570 metres of strike length. Down dip extent of the B1N lodes is over 500 metres.

In the ongoing pre-feasibility study, which is slated for completion by the end of the second quarter of 2007, mining of the B1N and B1S gold deposits is envisaged to be in two separate open pits. Gold ore outcrops at both deposits and early stage mining is anticipated to have a low strip ratio with the strip increasing over life of the mine. Studies completed in 2006 included geotechnical drilling, environmental studies, preliminary metallurgy, tailings disposal, seismic and resource definition. As part of the 2007 schedule of work, studies will be completed on metallurgy, water management, plant design, mine design and financial analysis.

The gold lodes at the B1N and B1S deposits have a strong structural control and are generally brittle in nature. It is believed that the Panxi Rift event gave rise to the mineralizing event at both Boka and the Dongchuan copper mines located immediately south.

Four main mineralized lodes have been identified at Boka 1 North, and six at Boka 1 South

Gold is hosted in veins and breccias and in places can be very high grade, for example in Tunnels XG-13 and XG-15 at the B1N deposits, channel samples of two metres

Regional exploration at Boka in 2006 resulted in the discovery of Boka 19, which is expected to add significantly to known resources. Southwestern's work at Boka was recognized in 2006 when the Chinese government named the Company Prospector/Explorer of the Year.



returned grades of over 600 grams per tonne gold. High-grade gold has also been intersected in deep holes more than 400 metres down dip from outcropping gold mineralization. Visible gold is commonly seen in core within high-grade zones.

Three dimensional modelling of mineralized lodes incorporating drill hole, surface trenching and adit sampling data as well as geological modelling has identified four main lodes at the B1N deposit and six main lodes at the B1S deposit. True vertical thickness of the lodes varies from 2 to 55 metres.

Visible gold is commonly seen at Boka 1, where 2006 channel samples returned grades as high as 600 grams per tonne gold

Regional exploration in 2006 resulted in the discovery of Boka 19 (B19), located approximately 1,500 metres southwest of Boka 1 and downslope from the north end of Boka 7. At B19, two gold lodes have been identified in trenches and tunnels. The lodes vary in thickness from 10 to 20 metres and have been traced for 900 meters along strike. Gold grades in trenches and tunnels are variable with values in two meter channels samples ranging from 0.1 to 38.6 grams per tonne.

Drilling programs will continue in 2007 on the B1S deposit to define its limits, on the Boka 7 deposit (B7) to interpret the geometry of the ore zones, and on B19, where preparations are being made for a drill program to commence in April 2007. Further evaluation

MINERAL RESOURCE ESTIMATES AT BOKA

Area	Classification	Report	Tonnes	Grade (grams per tonne gold)	Ounces Gold
B1N	Measured	SRK 2006	8,357,000	2.74	737,000
B1N	Indicated			3.05	1,229,000
B1N	Measured & Indicated			2.92	1,966,000
B1N	Inferred		3,540,000	2.49	283,000
B1S	Measured		1,453,000	3.67	171,000
B1S	Indicated		8,805,000	3.25	919,000
B1S	Measured & Indicated			3.31	1,090,000
B1S	Inferred		5,315,000	2.78	475,000
Total B1N & B1S	Measured & Indicated			3.05	3,057,000
Total B1N & B1S	Inferred		8,855,000	2.66	758,000

ines: Boka 1 North stacked cross sections on next page.

B1N


0
100
400
metres


Boka 1 North
B1N
5650
5550
0
metres
B1S
Boka 1 South
B1S

including trenching and tunneling will be completed on other prospects to determine the viability of future drilling programs.

Five drill rigs will be operating at Boka throughout the upcoming year. Management is confident the 2007 drilling program will add significantly to the present resources at Boka.



34601000E
34601400E
34601800E
N
6250
6150
6050
5950
5850
5750
5650
5550
5450
5400
5300
5200
5100
5000
4900
4800
4700
4600
4500
4400
2924000N
2923000N
Boka 1 North and South Indicated gold resource
Drill collar locations
Recent drill holes with mineralized intersections
0 100 200
metres

Southwestern's pre-feasibility study at Boka 1 is nearing completion with results expected by mid-2007.



BOKA 19 ADIT SAMPLING
2921500 mN
Au g/t Length
6.72 1.5m
4.29 2.0m
4.26 1.5m
3.57 1.1m
8.20 1.7m
Au g/t Length
38.7 1.0m
2.32 1.0m
1.96 1.5m
2.21 1.5m
2.53 1.5m
3.88 1.5m
Gold lodes
0 50 200
metres



N
BOKA 11
BOKA 8
2925000 mN
BOKA 1 NORTH
BOKA 1 SOUTH
BOKA 7
BOKA 19
2920000 mN
BOKA 7 LOWER ZONE
34600000
0 400 1600
metres
Mineralization
Gabbro
Youxhafang Member
Carbonaceous slate
Loxiu Group
Dolomite with algae fossils, main copper bearing horizon
Yinmim Group, Xikuangshan-Dapicao Member
Grey-purple mud-dolomite with intercalated slate
Tangjiaqing Member
Volcanic rock and conglomerate, main iron ore bed in the Boka area
Pingdinshan Group
Dark slate or silty slate with lenticular dolomite



BOKA GOLD
YUNNAN JV

BOKA 1 NORTH STACKED CROSS SECTIONS
LOOKING NORTHEAST

SECTION 5950
SECTION 5850
SECTION 5750
SECTION 5650
SECTION 5550

100 metres

Gold lodes

Yunnan Gold Joint Venture

Southwestern and Newmont Overseas Exploration have been exploring an area of 62,000 square kilometres under a 50/50 joint venture and identifying new gold targets with multimillion ounce potential.



Sichuan
Province
JV AREA
OF INTEREST
BOKA
PROJECT
Yunnan
Province
0
200
kilometres



Gold mineralization in black shales, Zhongdian area.

Work on the project over the past two years has focused on using Newmont's Bulk Leach Extractable Gold (BLEG) technique to isolate areas with typical geochemical signatures indicative of large gold systems. The program has successfully identified several important targets for follow-up, and the partners recently agreed to expand the area of interest to 370,000 square kilometres mainly focusing in the central portion of the Panxi Rift. The main targets are gold deposits similar in size and style to Southwestern's Boka deposit, as those deposits tend to be the largest in the belt and are similar to the mega-gold deposits of Uzbekistan and Russia.

The main target defined in the BLEG sampling is in the Zhongdian area in the northwest portion of the joint venture area of interest. Three separate broad anomalies in streams were defined. Follow-up work identified two zones of gold mineralization, one of which is hosted by black shales and associated with a thermal aureole on the margin of an intrusive rock. This mineralization is similar to the Boka gold zones in terms of host rocks and structural style. The second area of mineralization is within Emeishan formation.

Southwestern's Yunnan joint venture with Newmont covers 370,000 square kilometres

Brief follow-up identified several extensive vein systems and large areas of anomalous gold in highly altered basaltic rocks. Further follow-up work is planned in conjunction with the first phase of exploration in the expanded area of interest.

SOUTHWESTERN PERU PROJECTS			
Project	Type of Mineralization	Status	2007 Plans
LIAM	Epithermal precious metals, porphyry copper gold	50/50 JV Newmont	Drilling on six zones
SAMI	Epithermal precious metals	JV Peñoles	Drilling on two zones
PACAPAUSA	Epithermal precious metals	JV Oro Vega	Presently drilling
MILLO-AZUCAR	Epithermal precious metals	JV Meridian	Drilling
TIPICANCHA	Epithermal precious metals	50/50 JV Newmont	Drilling
ANTAY	Porphyry copper-moly	JV Anglo Newmont	Drilling
BAMBAS	Copper-gold skarn and porphyry	100%	Geophysics drilling
CRISTO DE LOS ANDES	Porphyry copper-gold	100%	Geophysics
ONTACOTA	Epithermal precious metals	100%	Trenching


Tumbe
YANACOCHA AU
Cajamarca
PIERINA AU
CERRO DE PASCO

Southwestern is one of the largest landholders in southern Peru and its exploration team has extensive knowledge developing models for various types of mineral deposits and have been successful in discovering many areas containing significant mineralization.

Exploration in southern Peru focuses on the evaluation of the Tertiary Volcanic Belt for epithermal precious metal deposits and in the Tintaya-Bambas Belt for copper-gold skarn and porphyry deposits. Southern Peru is one of the most prolific regions in the world for mineral deposits. In southern Peru, Southwestern presently holds 650,000 hectares of concessions on both a 100% basis and in joint ventures with various major mining and junior exploration companies.

PERU EXPLORATION PROJECTS

- Tertiary volcanics
- Southwestern Resources Co property
- Zincore property
- Liam property
- SWG/Newmont Regional exploration area

Huerta
Lima
Wanda
Arella
Huancavelica
Sayani
Bambas
Cuzco
Milenio
Josnitoro
ACCHA-YANQUE ZINC BELT
Cristo De Los Andes
Winter
Belen
ANTAY PROJECT PORPHYRY Cu-Ag-Mo
Meridian JV
Condorini
Nazca
Pacapausa
Melina
Lake Titicaca
Puno
Nicole
Irene
Arequipa
Anka
Kim
Kira
Petra
Ataspaca
15°
75°
0
100
200
kilometres

Project

The Liam Gold-Silver project is situated in the Tertiary Volcanic Belt of southern Peru, approximately 170 kilometres northwest of Arequipa in the same area containing the Arcata, Ares and San Martin mines. The volcanic rocks in this part of Peru are the same age as the host rocks containing Newmont's Yanacocha gold deposits in northern Peru. Liam is comprised of one of the largest blocks of concessions in Peru totalling 365,000 hectares in area and varying in altitude from 4,470 to 5,350 metres. Access to the area is by well maintained gravel road from Lima or Cusco and the Orcopampa airstrip is approximately two hours by road southeast of the Cerro Crespo base camp.

Southwestern's Liam project area covers 365,000 hectares, representing the largest concession block in Peru

The joint venture partners have successfully identified 14 gold-silver zones and one porphyry copper-gold system as part of a regional evaluation of the massive land area held under exploration concessions. The identified zones are at various stages and significant results in drill programs at Cerro Crespo, Astana, Cerro Queshca and Huacullo have been achieved.

Cerro Crespo/Cerro Queshca

Cerro Crespo/Cerro Queshca is comprised of seven outcropping zones of high sulphidation gold and silver mineralization hosted in the Alpabamba volcanics and associated with diatreme breccias and vuggy silica alteration. Southwestern and Newmont have completed 88 drill holes within all seven of these zones



dominant and gold dominant zones were encountered in the drilling, and higher-grade mineralization tends to be associated with late phase limonite and hematite stringers.

Cerro Crespo occurs as a prominent north-west-southeast trending oval-shaped ridge of highly silicified material and is oxidized to a depth of 212 metres. Extensive metallurgical testing by Newmont at the Yanacocha facility has shown the oxide material is amenable to low-cost heap leach processing. Further metallurgical testing will be conducted in 2007 to optimize recoveries. Block modelling of Cerro Crespo by both Newmont and Southwestern concluded that mineralization at Cerro Crespo could be mined by open pit methods at a very low strip ratio.


725000 mE
8420000 mN
GRAN LEON
NUMA WEST
Antabamba
(Meridian JV)
Millo-Azucar
SANTA DOMINGO
Santa Tomas
Velille
Aluja
Teton
Careli Au
Surape
Carmen
Numa West silver zone
Gold zone
Copper-gold zone
Mine and gold vein system
Ibel
Huacullo
Esquinas
MINA COLLPA
MINA CORIMINAS
MINA JUCULLA
MINA ALCCA VICTORIA
SAN MARTIN
Cerro Queshca
Cerro Crespo
Astana
Farallon
LIAM PROJECT AREA
ARCATA
8335000 mN
0
10
40
kilometres

IDENTIFIED TARGET ZONES AT LIAM

Name	Type of Mineralization	Status	2007 Plans
Cerro Crespo	High sulphidation	5,000 metres drilling completed	Resource definition
Cerro Queshca	High sulphidation	4,600 metres drilling completed	Resource definition
Astana	High sulphidation	1,800 metres drilling completed	Drilling
Huacullo	Low sulphidation vein	1,500 metres drilling completed	Drilling
Farallon	Low sulphidation	2,250 metres drilling completed	Focus evaluation of high-grade surface zone
Careli	High sulphidation	2,025 metres drilling completed	Focus on evaluating high-grade zones
Aluja	High sulphidation	Surface evaluation completed	Geophysics, drilling
Carmen	High sulphidation	Surface evaluation completed	Geophysics, drilling
Gran Leon	Mesothermal vein	Surface evaluation	Trenching, geophysics, drilling
Numa West	Replacement?	Surface evaluation	Trenching, geophysics, drilling
Ibel	Low sulphidation	Veins-breccias	Surface evaluation
Surape	Porphyry copper-gold	Surface evaluation	Trenching, geophysics, drilling
Astana West	High sulphidation	760 metres drilling completed	Drilling

Model, top: Liam core area, three dimensional view looking north-northwest. Outcropping areas of gold/silver mineralization shown in gold. Bottom: Block model of Cerro Crespo reserve looking north-northwest.

CERRO CRESPO
CERRO QUESHCA

CERRO CRESPO

CERRO QUESHCA

Outcropping areas of gold/silver mineralization
Drill hole trace
1.0 g/t Au (red)
100
metres

Cerro Queshca is underlain by six zones of high sulphidation gold-silver mineralization associated with vuggy silica in volcanics. In places, the Queshca gold grades are as high as 85 grams per tonne. Drilling has clearly outlined several steeply dipping structurally controlled intensely silicified zones. Southwestern and Newmont have completed a resource calculation on the Cerro Crespo and Cerro Queshca ore zones and plan to complete an independent audit to comply with the requirements of NI 43-101 for resources.

Southwestern and Newmont have drilled 88 holes at Cerro Crespo and Cerro Queshca – nearly 14,000 metres

Au g/t equivalent
0.1 to 0.2
0.2 to 0.5
0.5 to 1.0
+ 1.0

0 100
metres

Numa West


NUMA WEST

The Numa West silver zone is located in the northeastern portion of the Liam joint venture area and is associated with breccia zones in the Ferrobamba limestone. The limestones outcrop over a 3,000-metre strike length and vary in width from 300 to 700 metres. Along a 2,500-metre portion of the limestones, breccias containing high-grade silver mineralization vary in width from 5 to 50 metres and contain numerous old colonial workings. Silver mineralization within the breccias occurs within veins, veinlets and disseminations associated with pervasive limonite after sulphides. Alteration in the stockworks/breccias include barite, calcite and manganese. In places, the high-grade silver zones contain appreciable concentrations of lead and zinc. Highlights of rock chip results show the high-grade nature of the Numa West silver zone.

NUMA WEST ROCK CHIP SAMPLE RESULTS				
Sample No.	Rock Chip Area (metres)	Silver (grams per tonne)	Lead (%)	Zinc (%)
65225	8 x 8	530.0	1.89	5.00
65226	6 x 6	1,865.0	4.57	8.40
65227	6 x 4	103.0	2.03	3.04
65228	6 x 2	45.1	2.28	0.31
65229	5 x 5	1,365.0	8.68	3.59
65230	6 x 6	43.7	0.38	0.91
65232	-	513.0	10.90	1.44
65233	8 x 2	179.0	1.15	1.23
65235	1 x 1	1,100.0	30.0	0.56
65236	1.2	530.0	3.60	2.20
65237	5 x 5	367.0	1.86	2.48
65238	3 x 2	242.0	3.59	2.77
65239	3 x 3	680.0	1.07	1.52
65240	3 x 3	187.0	0.41	6.67
65241	4 x 4	172.0	2.20	4.64
65242	5 x 5	505.0	0.63	1.41
65243	3 x 2	211.0	2.71	1.18
65244	8	1,460.0	0.48	0.67
65245	1.0	757.0	0.79	1.78
65246	1.2	309.0	0.45	1.78
65247	4 x 2	111.0	1.23	1.96
65248	4 x 4	471.0	4.31	3.51
65249	6 x 2	40.5	0.47	0.43
65250	8 x 8	176.0	1.18	6.15
65251	1 x 1	873.0	1.29	2.08
65252	3 x 2	49.0	0.71	1.81
65253	3 x 2	431.0	2.04	2.57
65254	4 x 3	279.0	5.72	0.69
65255	3 x 2	148.0	1.67	0.14
65256	5 x 5	219.0	3.59	3.51
65257	5 x 5	45.0	1.16	10.45
65258	8 x 8	14.9	0.49	1.62
65259	5 x 5	241.0	1.91	6.97


NUMA WEST SILVER ZONE
Gran Leon claim boundary
Huininquiri
8419000 mN
8418000 mN
8417000 mN
530
1850
1365
513
686
530
1100
680
505
471
1460
875
757
431
219
241
128
357
110
621-1865 ppm Ag
311-620 ppm Ag
156-310 ppm Ag
94-155 ppm Ag
63-93 ppm Ag
32-62 ppm Ag
11-31 ppm Ag
0-10 ppm Ag
Endoskarn
Tuff
Limestone
0
500
1000
metres

A total of 163 rock chip samples were collected over various widths along the extent of the breccia zone, with average silver values of 460 grams per tonne. In the opinion of the joint venture partners, Numa West represents one of the best silver targets in Peru.

An access agreement was recently negotiated with the local community allowing for geophysical surveys and drilling programs to go forward. It is anticipated that the geophysics survey will be completed in March 2007 and a drilling program will follow shortly after the data is interpreted.



25-metre wide breccia with high-grade silver, Numa West. 8-metre chip across part of zone assayed.





Limestone ridge at Numa West hosting high-grade silver mineralization.

Gran Leon

Gran Leon is a newly discovered gold and silver vein district located in the northeastern portion of the Liam joint venture area. Over 50 veins have been identified to date, many of which were worked by the Spanish during colonial times. Numerous workings including drifts, stopes and shafts were excavated along the veins. The majority of these workings have collapsed.

The largest vein extends for 2,500 metres and averages two metres in width. Vein structures consist of quartz and quartz veinlets of crustiform texture and contain limonite after pyrite and chalcopyrite. Host rocks for the veins are granodiorite and diorite of the Apurimac Batholith.

Gran Leon appears similar to the famous past producing Ccochasuayas Mine, which produced millions of ounces from a single vein

A total of 80 channel samples were collected from veins, mine dumps and loose fragments in heavily weathered material. The majority of samples collected in the veins reported gold grades of above 15 grams per tonne, with the highest grade 74.8 grams per tonne.

The Gran Leon veins exhibit a number of similarities to the famous past producing Ccochasuayas Mine located to the north. This mine produced several million ounces of gold to a depth of 400 metres from a single vein. Management believes Gran Leon has the potential for delineating a multimillion ounce gold resource, and the joint venture partners are planning an extensive drilling program in 2007.


N
170000 mE
180000 mE
8420000 mN
8410000 mN
Huininquiri
NUMA WEST
SILVER ZONE
2890
2210
5650
6520
5060
7880
9490
2440
1475
1485
21800
7060
20400
11150
1965
1720
3110
6130
1766
4160
21500
21900
17550
14800
8690
11700
2770
3630
4160
1830
10950
24
9630
6050
6510
4710
62400
2300
2050
3170
37300
4790
15700
2280
11650
1595
4970
28978
13200
2940
kilometres
28978
Gold rock sample values in ppb
Quartz vein
Quartz vein/old Spanish workings

GRAN LEON GOLD VEINS

Sample No.	Rock Chip Sample Width (metres)	Assay Range Gold (grams/tonne)	Silver (grams/tonne)
9806	1.00	6.5	5.3
9807	1.00	13.1	18.3
9808	1.00	15.3	9.2
9809	1.00	23.0	17.5
9811	0.50	62.4	219.0
9812	0.25	37.3	5.6
9819	2.00	11.6	3.8
9820	2.00	15.7	7.9
9824	2.00	74.8	27.5
9837	2.00	5.9	0.2
9839	2.00	14.8	16.4
9842	0.80	17.5	4.8
9863	2.00	7.1	1.7
9864	2.00	21.8	4.6
9866	0.50	20.4	6.2
9867	2.00	11.1	3.0
9873	0.40	8.7	2.9
9874	2.00	11.7	1.6

Table: GRAN LEON ROCK CHIP SAMPLE RESULTS



Collapsed workings, Gran Leon. Below: Huacullo vein textures. Core box, right: Epithermal gold-silver veins in hole HUA-008, Huacullo.





Huacullo

The Huacullo area is underlain by five low sulphidation type breccia/vein zones trending in a northwest-southeast direction. The largest of these vein/breccia zones extends for two kilometres and varies from 1 to 20 metres in width. Vein textures and trace element signatures are similar to veins being mined in the district.

Four widely spaced drill holes (150 to 700 metres apart) were completed on the largest vein and one hole was drilled in each of the other four veins as an initial test to determine if grades increase at depth. Results of drilling have shown that some of the grades of the vein systems are increasing dramatically at depth. The joint venture partners are now in the planning stages of a second phase of drilling.

Results from the first phase drilling program at Huacullo are listed in the table.

	HUACULLO FIRST PHASE DRILLING PROGRAM RESULTS					
	Intersection		Core	Assay		Gold
Hole No.	From (metres)	To (metres)	Interval* (metres)	Silver (grams per tonne)	Gold (grams per tonne)	Equivalent** (grams per tonne)
HUA-001	16.00	18.35	2.35	16.6	1.60	1.90
HUA-002	117.45	117.90	0.45	144.0	3.20	6.00
HUA-003	No significant results					
HUA-004	89.10	90.75	1.65	133.50	1.35	4.00
HUA-005	110.50	112.65	2.15	16.32	2.90	3.20
HUA-006	147.50	148.40	0.90	109.00	0.10	2.30
HUA-007	No significant results					
HUA-008	93.55	95.85	2.30	91.30	11.50	13.30
including	94.80	95.85	1.05	70.60	22.40	23.80

* Interval reported is core length. True widths are not known at this time.

**Gold equivalent based on a silver-gold ratio of 50:1. Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

Directors (left to right) James Hume, Bill McCartney and David Black in front of drill rig at Astana.

Astana

The Astana area is located due west of Farallon and is underlain by a high sulphidation epithermal gold-silver system measuring 300 by 200 metres. A total of 10 holes have been completed at Astana. Highlights of the drilling program include a 14-metre intersection grading 1.1 grams per tonne gold and 215 grams per tonne silver and a 72.45 metre intersection of 1.1 grams per tonne gold and 42 grams per tonne silver. The zone remains open to the south and east. Two phases of drilling have been completed at Astana and a third phase will be carried out in 2007.



Pacapausa Project

Pacapausa comprises 7,933 hectares of exploration concessions owned 100% by Southwestern subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), a Peruvian subsidiary of International Minerals Corp. Oro Vega has the option to earn a 70% interest in Pacapausa by meeting certain work commitments, completing a feasibility study and putting the project into production. Southwestern would then retain a 30% carried interest.

The main target at Pacapausa is a zone of structurally controlled northeast-southwest trending high-grade silver veins and breccias extending for three kilometres. A 2,000-metre drill program has commenced and is designed to test five separate targets in the zone. These targets have been designated the Principal, A, B, C and D zones. Oro Vega has collected 258 rock chip samples over the Principal zone with silver values ranging from 33 to 1,370 grams per tonne. A total of 53 rock chip samples were collected at the A and B zones. This sampling returned a number of high-grade silver values ranging from 699 to 1,130 grams per tonne. In stockwork zones peripheral to veins, results included a 4.3-metre rock chip sample assaying 148 grams per tonne silver and 2.3 grams per tonne gold. Oro Vega is presently conducting an extensive sampling program on the C and D zones.

Pacapausa has excellent potential to contain high-grade silver resources with gold credits. The property is strategically located adjacent to Hochschild's Explorador silver mine.


SILVER-GOLD EPITHERMAL MINERALIZED ZONES
Explorador Mine
Ag-Au
As-Sb-Hg-Pb(-Au)
Tapani
6380000m N
PATACOCHA
Bolsa
CUSAMA-MINAS
ZONE
Chachacoma
Coripaccocha
FLORES
ZONE
TUMACCPATA
ZONE
Tucsa
6370000m N
PALANCATA
ZONE
kilometres
Fault
Silicified zone
Landsat anomaly
Silver-gold zones
Geochemical anomaly
Old mine workings
Late Miocene-Pliocene?
SAYCATA FORMATION
Andesitic to basaltic flows, breccias
Miocene
ANISO FORMATION
Rhyolite-dacite flow-domes


TIPICANCHA PROJECT
8460000 mE
8455000 mE
Fresh rock
Silca clay
Clay
Alunite
Silica
Gold zones
kilometres

Tipicancha areas of anomalous gold-silver. Photo, left: Epithermal vein (foreground) and high sulphidation breccia zone (background) on Tipicancha.

Tipicancha Project



Southwestern's Tipicancha project is under a 50/50 joint venture agreement with Newmont Peru Limited and underlain by a series of high sulphidation epithermal alteration zones containing anomalous gold and silver. Three main mineralized systems have been mapped and sampled and are controlled by structures trending northeast and north-south. Induced polarization geophysical surveys were completed over these main zones and results show continuation to at least 300 metres depth. Large bodies of massive silica, vuggy silica and silica alumite suggest that the top of a large epithermal precious metals system is outcropping.

A 4,000-metre drill program is planned and the appropriate application for the drilling permit has been made. The joint venture partners anticipate drilling will commence in the second quarter of 2007.

Accha-Yanque Zinc Project

In early 2006 Southwestern made a decision to spin out its Peruvian zinc assets into a new public company to fast-track development of the Accha-Yanque deposits. The new company, Zincore Metals Inc., started trading on the Toronto Stock Exchange in November 2006. Based on previous exploration by Southwestern and its joint venture partners, Accha-Yanque ranks as one of the largest and highest-grade open pit projects when compared to other zinc projects being assessed for development. Zincore is conducting an extensive drilling program on the Accha deposit and plans to complete a pre-feasibility study by the end of 2007. Southwestern owns 50.4% of the outstanding shares of Zincore, which had a market value of $34 million at the end of 2006. Zincore's management has implemented an aggressive growth strategy, and long-term plans are for Zincore to become a significant zinc producer.

The Accha-Yanque zinc belt extends for 35 kilometres in a northeast-southwest trending zone containing multiple zinc oxide occurrences along the western margin of the Apurimac Batholith. Nine of these occurrences are considered significant and two have been drilled. A scoping study at Accha in 1998 concluded that the Accha resources are amenable to a zinc cathode mining operation. Accha contains an historical indicated and inferred resource of nine million tonnes grading 9% zinc (Savage) or 5.75 million tonnes at 9.8% zinc (Pasminco). Yanque was drilled by Rio Tinto on broad based centres and contains an NI 43-101 compliant inferred resource of 6.6 million tonnes grading 5.3% zinc and 3.5% lead.


N
72°
Santo Tomas River
Accha
ACCHA DEPOSIT
Velille River
YANQUE DEPOSIT
0 4 8
kilometres
Zincore exploration concession
Quartz feldspar porphyry
Apurimac batholith
Puno Group; sediments
Ferrobamba Formation; limestone
Mara Formation; sedimen
Zinc prospect
Zinc deposit

Between Accha and Yanque, Southwestern discovered several new zones of oxide zinc mineralization by trenching in areas of subtle alteration in Ferrobamba limestones. The most significant of these zones are Azulcancha, Capayocc, Minasccasa and Puyani.



Zincore holds 100% of 45,000 hectares of exploration concessions in the belt including new areas on the eastern margin of the Apurimac Batholith. Exploration activities in 2007 will include a 20,000-metre drill program at Accha to infill historical drilling, and aimed at expanding the historical resources. An NI 43-101 compliant resource estimate will be completed in the third quarter of 2007. A further 10,000 metres of drilling is planned to be completed at the Yanque deposit.

Zinc mineralization at both Accha and Yanque is in the form of oxides. The pre-feasibility study will address the amenability of this material to low-cost solvent extraction electrowinning (SX EW) to produce zinc cathode. Zincore has retained Green Team International (GTI) to complete testwork and design of the processing circuit. GTI was the lead engineering firm involved in the design of the SX EW processing facilities at Anglo America's Skorpion Mine. Zincore's management is committed to advancing the Accha-Yanque project rapidly and efficiently.


N
Quartz Sericite
Chloritic Alteration
Chloritic Alteration
Argillic Alteration
K
Strong Quartz Stockwork
Sil (K-Ser)
K
SAYTA PORPHYRY ZONE
Quartz Sericite
Hydrothermal Breccia
0 250 1000
metres

Antay Project

Located within the prolific Oligocene age Tintaya-Bambas copper belt, Antay is underlain by a significant copper-rich porphyry named Sayta, which is exposed in an erosional window within Tertiary ignimbrites. The Sayta porphyry intrudes Cretaceous metasediments and portions of the highly altered stock are exposed over a vertical distance of 400 metres. Copper and molybdenite mineralization occur within a heavily stockworked quartz feldspar porphyry and breccia pipes. Copper oxides are abundant and extend over an area of 800 by 500 metres.

Antay is subject to a joint venture whereby Anglo American has the option to acquire 70% by completing a bankable feasibility study. In 2006 Anglo's efforts involved negotiating access agreements with local communities in the area, which successfully resulted in the signing of two access agreements. Once a third and final access agreement is secured, Anglo plans to carry out geophysical surveys and a first phase drilling program on the Sayta porphyry.



Millo-Azucar Project

Located in the Tertiary Volcanic Belt in southern Peru, Millo-Azucar comprises 6,700 hectares of exploration concessions located 570 kilometres southeast of Lima at altitudes between 4,600 and 5,200 metres. Millo-Azucar is underlain by six extensive systems of low sulphidation epithermal vein swarms and two broad high sulphidation systems. The project is a joint venture between Southwestern and Minera Meridian S.A.C. (a wholly owned subsidiary of Meridian Gold Inc.) whereby Meridian is earning 70% of the project by funding all exploration costs through the completion of a pre-feasibility study. Meridian operates the joint venture. A first phase drilling program was completed on three of the epithermal vein swarms. Several exceptional intersections include 20.3 metres grading 317 grams per tonne silver and 2.65 grams per tonne gold, and 17.1 metres grading 162 grams per tonne silver and 1.8 grams per tonne gold. A second phase drill program will commence in the second quarter of 2007 to test the high sulphidation systems, other vein swarms and follow-up drilling.

MILLO-AZUCAR FIRST PHASE DRILLING PROGRAM RESULTS

	Intersection			Gold Assay		
Hole No.	From (metres)	To (metres)	Core Interval* (metres)	Gold (grams per tonne)	Silver (grams per tonne)	Gold Equivalent** (grams per tonne)
PTT-001	1.90	2.20	0.30	1.90	115	4.20
	56.90	57.50	0.60	0.86	112	3.10
PTT-002	84.15	88.22	4.07	0.89	142	3.72
including	85.22	86.72	1.50	2.14	323	8.60
PTT-003	77.95	78.95	1.00	0.36	33	1.02
PTT-004	40.80	61.10	20.30	2.65	317	8.99
including	40.80	45.30	4.50	2.54	662	15.79
including	52.60	57.10	4.50	6.46	513	16.72
	75.50	77.00	1.50	2.31	177	5.85
PTT-005	69.40	86.50	17.10	1.80	162	5.78
including	70.90	75.40	4.50	2.84	225	7.34
including	81.40	85.50	4.10	2.95	282	8.59
PTT-006	56.00	57.50	1.50	2.01	103	4.07
PTT-007	16.50	18.00	1.50	2.18	122	4.62
	33.90	34.40	0.50	2.00	131	4.62
	99.60	100.30	0.70	27.10	814	43.38
PTT-008	23.40	24.20	0.80	0.40	36	1.13
	57.90	58.36	0.46	0.64	51	1.66
	64.35	65.85	1.50	0.87	22	1.31
PTT-009	76.60	78.07	1.47	0.43	64	1.70
	80.50	81.70	1.20	0.26	41	1.07
	92.50	95.05	2.55	0.76	82	2.40
	97.80	100.65	2.85	0.81	92	2.65
PTT-010	59.50	60.40	0.90	0.83	98	2.79
PTT-011	50.90	52.00	1.10	0.57	55	1.67
	103.00	104.50	1.50	0.35	42	1.18
	153.45	154.63	1.18	0.30	48	1.26
	177.70	179.20	1.50	0.54	78	2.10

*Interval is core interval.

**Gold equivalent based on a silver-gold ratio of 50:1. Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.



MILLO-AZUCAR
N
765000mE
775000mE
CERRO MILLO PROPERTY
AZUCAR PROPERTY
Uchuro Zone
Pintapata Zone
Sayhuacocha Zone
0 1 5
kilometres
8380000mN


UCHURO ZONE
PTT002
PTT001
PTT005
PTT003
PTT004
PTT007
0 50 100
metres


PINTAPATA ZONE
PTT011
Bocamina 1
Bocamina 2
Veta Pintapata 1
PTT006
PTT008
Veta Pintapata 2
0 50 100
metres


SAYHUACOCHA ZONE
Veins, stockworks
Mineralized zones, veins and stockworks
Andesite
Tuff
Split Sayhuacocha NE
PTT012
PTT010
Sayhuacocha Structure
0 50 100
metres



Bambas Copper Project

Southwestern has conducted an aggressive exploration program over the past year delineating three copper porphyry/skarn mineralized systems at Bambas in Peru. This cluster, known as Antilla, occurs within an area of 5 by 15 kilometres located 30 kilometres from Abacay city at elevations between 3,900 to 4,400 metres above sea level. Bambas is located in the prolific Tintaya-Bambas copper belt, 35 kilometres northwest of Xstrata's Las Bambas project which has been the subject of an intensive drilling program since 2005. In 2006 Xstrata announced a resource of 300 million tonnes grading 1.1% copper. Xstrata recently informed the public that a substantially larger resource estimate will be released in 2007.

Mineralization at Bambas shows similar characteristics to other large copper porphyry/skarn deposits in this belt, such as Tintaya and Corocohuyaco. Over the past year, Southwestern completed extensive surface evaluation of the three areas under the direction of Gaston Loyola, Southwestern's manager of copper exploration in Peru. Mr. Loyola was a member of the Phelps Dodge exploration team credited with the discovery of the Haquira porphyry located 40 kilometres southeast of the Bambas project. The main mineralization at Haquira is associated with oxide copper in sediments and a Tertiary multiphase porphyry dike swarm.

Antilla West

Antilla West comprises an area of 1,700 by 800 metres of altered sediments containing copper-molybdenum bearing vein structures and layer controlled skarn. Copper values in rock chip samples within skarn layers are commonly above 1% and up to 9.7%. Areas with higher copper values also contain anomalous gold.

Antilla Central

The Antilla Central zone measures approximately 1,200 by 1,700 metres associated with altered sediments and several mineralized porphyries. Within the Trincheras area, a 300 by 300 metre massive magnetite skarn body is exposed with copper grades commonly above 1% in rock chip samples. Mineralized porphyries associated with skarn zones contain copper values ranging from 0.2% to 1.24% in rock chip samples.

Antilla East

Antilla East is underlain by an arcuate shaped 1,600 by 300 metre copper-bearing intrusion related breccia at the contact between porphyritic granodiorite and sediments. The arcuate shaped breccia shows several phases of specularite-chalcopyrite-pyrite mineralization where copper grades are commonly above 1% and up to 4.9% in rock chip samples. All three of the copper porphyry/skarn systems have excellent potential to host large tonnage resources within very broad thermally altered signatures. Southwestern plans to initiate a ground geophysics survey toward the end of the first quarter that will include magnetics and induced polarization. The geophysical data will be used to plan a drilling program anticipated to start in the second quarter.


Cuzco
BAMBAS
BAMBAS XSTRATA
Accha-Yanque
Antay
Livitaca
Liam
ANTILLA CLUSTER
Antilla West
Antilla Central
Antilla East
775000 mE
8490000 mN
8475000 mN
0
2
8
kilometres
BAMBAS PROPERTY
Andesite
Skarn
Intrusive
Ferrobamba Limestone
Sediments
Chuquibamba Limestone

SOUTHWESTERN RESOURCES CORP.

AN EXPLORATION STAGE COMPANY

FINANCIAL REVIEW

management's discussion and analysis

December 31, 2006 and 2005

GENERAL

This Management's Discussion and Analysis ("MD&A") of Southwestern Resources Corp. (the "Company" or "Southwestern") provides an analysis of Southwestern's financial results for the year ended December 31, 2006 compared to the previous year and should be read in conjunction with the Company's December 2006 audited consolidated financial statements and related notes which have been prepared in accordance with Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in note 17 to the audited consolidated financial statements. This MD&A has taken into account information available up to and including March 12, 2007. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange ("TSX") under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

OVERALL PERFORMANCE

As at December 31, 2006 Southwestern had a solid balance sheet with consolidated working capital of $61.8 million and no long-term debt.

During fiscal 2006 Southwestern completed a restructuring transaction pursuant to which it transferred certain of its zinc assets to its newly formed, wholly owned subsidiary, Zincore Metals Inc. ("Zincore"). With a new Board, the majority of which is independent of Southwestern, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC. Southwestern retained a 50.4% interest in Zincore and continued the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Zincore.

In December 2006 an updated resource estimate was released on the Company's Boka Gold Project located in Yunnan Province, China. The updated estimate identified measured and indicated resources at the Boka 1 deposit totalling 31.2 million tonnes grading 3.05 grams per tonne gold (3.1 million ounces) with an additional 8.9 million tonnes grading 2.66 grams per tonne gold (0.8 million ounces) in the inferred category. An additional inferred resource at the Boka 7 deposit, as estimated in June 2005, contains a further 14.5 million tonnes grading 2.75 grams per tonne gold (1.3 million ounces).

A pre-feasibility study relating to Boka 1 is currently underway and is expected to be completed in mid-2007. Upon the completion of a positive pre-feasibility study, the Company expects to proceed with a feasibility study.

The Company spent approximately $16.1 million on exploration during the year, of which $10.4 million related to drilling, pre-feasibility and associated costs at the Boka Gold Project.

CHINA

BOKA GOLD PROJECT

The Company's focus in China is the Boka Gold Project located in Yunnan Province, about 265 kilometres by road north of the capital city of Kunming. The Boka Gold Project is held by Yunnan Gold Mountain Mining Co. Ltd. ("Yunnan Gold"), owned 90% by a Southwestern subsidiary and 10% by Team 209 of the Yunnan Nuclear Industry of Yunnan Province ("Team 209"), and is governed by a Sino-Foreign Joint Venture contract between the Southwestern subsidiary and Team 209. Southwestern is contributing 100% of the exploration funds with Team 209 retaining a 10% interest in Yunnan Gold, which was granted a 25 year business licence. The Boka Gold Project is comprised of three exploration permits and three mining permits, covering 157 square kilometres, registered in the name of Yunnan Gold.

Resource drilling on the Boka Gold Project as of January 31, 2007 totalled 89,400 metres in 246 holes. Over 90% of the drilling has been to define the limits of the Boka 1 North and Boka 1 South gold deposits at a density of 50 by 50 metres. Drilling continues at the Boka 1 South deposit in areas where the density of drill holes is too broad, and toward the north of the presently known limits of gold mineralization. The resource definition drilling was conducted as part of the ongoing pre-feasibility study.

In December 2006 the revised resource calculation report was received from SRK Consulting ("SRK") for the Boka 1 North and Boka 1 South deposits. Based on a total of 171 drill holes, measured and indicated resources for the two Boka 1 deposits were revised to 31.2 million tonnes grading 3.05 grams per tonne gold for a total of 3.1 million ounces, with a further 0.8 million ounces in the inferred category. At the Boka 7 zone an inferred resource calculated in the 2005 Hatch Scoping Study (the "2005 Hatch Report") reported an additional 14.5 million tonnes grading 2.75 grams per tonne gold, for a total of 1.3 million ounces at this deposit. The drilling program conducted at the Boka Gold Project in 2006 converted the majority of the Boka 1 resources into the indicated category. The SRK revised resource calculation was based on a combination of lithology, structure and grade with minimum gold lode thickness modelled at four metres, and was undertaken using ordinary kreiging into 25 by 25 by 6 metre blocks.

Subsequent to the SRK revised resource calculation, continued drilling on the Boka 1 South deposit has expanded the known gold mineralization a further 250 metres to the north. This deposit is still open and drilling is ongoing. In February 2007 the Company received results of three further drill holes from the continued resource expansion drilling at the Boka 1 South deposit. Highlights of these results included a 15.0 gram per tonne gold intersection over 30.4 metres. Included within this intersection was a higher grade zone of six metres grading 52.7 grams per tonne gold.

Regional exploration on several important gold-in-soil anomalies successfully identified a new gold zone located about two kilometres southwest of Boka 1. This new zone has been designated Boka 19 and extensive evaluation work performed in this zone included trenching and tunnelling. Boka 19 gold mineralization is hosted within brecciated silicified carbonaceous shales in two parallel 10 to 20 metre thick shallow dipping zones extending over a strike length of 900 metres. Assay results from trenching show variable gold values, and 1.5 to 2.0 metre individual channel samples returned gold grades ranging between 0.1 grams per tonne gold to 38.7 grams per tonne gold. Within tunnel PD-1, a composite channel of nine metres returned an average grade of 8.6 grams per tonne gold and a composite channel sample in tunnel PD-2 over an interval of 3.8 metres graded 1.0 grams per tonne gold. Evaluation work has now been completed on Boka 19, and it is anticipated that the drill program at this zone will commence early in the second quarter of 2007. Management of the Company ("Management") believes that Boka 19 represents significant potential to increase the resource base on the Boka Gold Project.

In March 2006 the Company awarded the pre-feasibility contract to Ausenco Limited ("Ausenco"), an internationally recognized Australian based firm specializing in providing project management and mine construction supervision in the Asia-Pacific region. Ausenco was responsible for supervising the construction of Sino Gold's Jinfeng Mine, which opened in 2005 in Guizhou Province, China. During 2006 several aspects of the pre-feasibility study were completed or advanced, including geotechnical drilling at the priority one proposed tailings site, geotechnical analyses of the hanging wall rocks above the Boka 1 North and Boka 1 South gold deposits, initiation of the water supply study, partial completion of the environmental impact assessment, completion of an updated resource estimate and initiation of preliminary metallurgy and community and social studies. It is anticipated that the first draft of the pre-feasibility study will be completed by the end of the second quarter 2007. With gold prices increasing substantially since the date of the 2005 Hatch Report, which assessed the Boka Gold Project as having robust economics at that time, Management remains confident that the pre-feasibility study will be positive.

YUNNAN GOLD JOINT VENTURE

The Company (through a wholly owned subsidiary) and its Joint Venture partner, Newmont Overseas Exploration Limited, completed the evaluation of a 62,000 square kilometre area of interest in Western Yunnan Province. In 2007 the Joint Venture plans to expand this area of interest to approximately 370,000 square kilometres, concentrating mainly within the central Panxi Rift underlain by Proterozoic rocks. Part of the exploration program within the expanded area of interest will evaluate gold occurrences in carbonaceous schist and shales similar to Boka. The 2007 program will focus on evaluation of multiple gold-in-stream geochemical anomalies, bulk leach extractable gold sample follow-up and evaluation of numerous known gold occurrences.

PERU

LIAM GOLD-SILVER PROJECT

The Liam Gold-Silver Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited and is comprised of 365,000 hectares of exploration concessions, which represents the largest single block of exploration ground in Peru (the "Liam Project"). Located in the prolific Tertiary Volcanic Belt of southern Peru, about 170 kilometres northwest of Arequipa, the Liam Project area is underlain by 14 known gold and silver mineralized zones of various genetic types discovered during regional exploration. The area lies within the

Peruvian Altiplano at an altitude of 4,470 to 5,370 metres and is accessible by road from the mining town of Orcopampa, which has an airstrip allowing for chartered aircraft access. It is a two-hour drive on a well maintained gravel road from Orcopampa to the Liam Project area. The Liam Project area is also accessible by a network of road systems from Lima.

In 2006 exploration focused on initial drill testing of several gold and silver zones including Astana and Huacullo, which returned favourable drill intersections. A highlight of the 2006 exploration program was the discovery of the Numa West silver mineralization, which Management believes has the potential to host a world class silver deposit. Descriptions of the numerous gold and silver zones included in the Liam Project, and their respective stages of evaluation, are presented below.

Cerro Crespo/Cerro Queshca

The Joint Venture partners have completed 13,375 metres of drilling on this prospect, the results of which indicate that the northwest-southeast trending Cerro Crespo ridge is entirely mineralized. The ridge is comprised of hydrothermal and magmatic breccias containing pervasive alunite and vuggy silica. On the top of the ridge, in high-grade silver zones, abundant black acanthite (silver sulphide) is observed in the breccias and an intersection of 2,110 grams per tonne silver over 1.5 metres was returned in one of the Cerro Crespo drill holes. The Cerro Crespo mineralized zone was block modelled and preliminary pit shells generated. Under an open pit mining scenario, the waste to ore strip ratio would be very low.

Cerro Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold and silver mineralization associated with typical high sulphidation vuggy silica. In places the Queshca gold mineralization is high grade in zones associated with late hematite fracture fillings. Drilling has shown the six zones to be isolated, and these zones are possibly remnants of an eroded much larger high sulphidation epithermal system.

Numa West

Numa West was discovered in 2006 during regional exploration in the northeast corner of the Liam Project exploration concessions. The partners consider Numa West to be a highly significant silver prospect and are working toward fast tracking the first phase drilling program. Silver and lead/zinc mineralization at Numa West occurs within a 2,500 metre long breccia zone within limestones, and geochemistry suggests that it is epithermal in nature. The breccia varies from 5 to 50 metres in width, and there is also potential that mantoe type mineralized zones occur at depth within favourable horizons. It appears that the breccia structure is vertical. Rock chip sampling along the length of the breccia zone returned exceptional silver grades with high lead and zinc in places. A total of 163 rock chip samples was collected within the breccia zones and assayed at an average of 460 grams per tonne silver. This is an exceptionally high silver value for such an extensive zone. All of the breccia seen at surface is oxidized and well developed limonite/goethite zones after extensive sulphides are common.

The Joint Venture has secured an agreement with the local community and has submitted an application for a drilling permit. Prior to receiving the drilling permit, a program involving extensive trenching, channel sampling and induced polarization geophysics is to be conducted. Once the drilling permit is received, drill rigs will be mobilized to site. It is anticipated that the drilling program will start early in the second quarter of 2007.

Gran Leon

Gran Leon is a new gold vein district discovered by the Joint Venture in 2006 during regional exploration in the northeastern portion of the Liam Project area. Over 50 veins have been identified and to date the largest vein extends for 2,500 metres and averages 2 metres in width. Most of the veins were worked in colonial times, and the majority of the stopes excavated during this time have collapsed so it is not known how deep any of the old workings extend. The vein system is hosted by granitic rocks of the Apurima Batholith. Rock chip sample (0.25 to 2.00 metres) results of various vein systems returned gold grades ranging between 5.9 to 74.8 grams per tonne and silver grades ranging between 0.2 and 219 grams per tonne. In places the veins contained up to 3.2% copper and anomalous lead and zinc.

The Gran Leon vein systems are analogous to the Ccochasayhuas vein, which is one of the most famous Peruvian past producers of precious metals. The vein was mined to over 400 metres below surface.

In 2007 further evaluation of the veins will include trenching, induced polarization geophysics and drilling. It is anticipated that the drilling will be initiated in conjunction with the Numa West drill program early in the second quarter of 2007

Huacullo

The Huacullo area is underlain by an area of low sulphidation veins and breccias trending northwest-southeast and hosted in the Alpabamba volcanics. Five separate vein/breccia systems have been identified, the largest extending for 2,000 metres and varying between 1 to 20 metres in width. Vein textures and trace element geochemistry are similar to veins being mined in the district.

Four drill holes spaced 150 to 700 metres apart were completed on the largest vein, and one hole was drilled in each of the four other veins. Results from this phase of drilling were positive with one hole in the southernmost vein system returning an intersection of 1.05 metres grading 22.40 grams per tonne gold and 70.60 grams per tonne silver. Several other holes contained narrow (0.45 to 1.62 metres) intersections of over 100 grams per tonne silver. Follow-up drilling will be conducted in 2007.

Pacapausa

Pacapausa comprises 7,933 hectares of exploration concessions located immediately south of the Explorador Mine operated by Hochschild Mining PLC. The Property is 100% owned by Southwestern, subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest by meeting certain work commitments, completing a feasibility study and financing the Project into production.

Five main targets have been defined on the Property, each consisting of silver and gold mineralization within vein, stockwork and breccia zones. The Principal Zone represents the main area of mineralization and has been sampled extensively by the Company and Oro Vega. The southern half of the Principal Zone is underlain by a stockwork/breccia outcropping over an area of 350 by 150 metres. Surface sampling has defined several areas of high-grade silver.

In January 2007 Oro Vega initiated a first phase drilling program comprised of a planned 2,000 metres in eight holes. Results of this drilling are expected in March, and subject to positive intersections being delineated, further drilling will be carried out.

ACCHA-YANQUE ZINC ASSETS

During fiscal 2006 Southwestern completed a restructuring transaction pursuant to which it transferred its Peruvian zinc assets to its newly formed, wholly owned subsidiary, Zincore. These zinc assets were transferred to Zincore for 38.6 million shares representing 50.4% of Zincore's issued and outstanding shares. With a new Board of Directors and independent management, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC. The Accha-Yanque zinc deposits represent a significant value for shareholders which Management felt was not reflected in the marketplace. With a dedicated team of people in Zincore to now advance these assets through to a production decision, shareholders of the Company will benefit from the appreciation in value of Southwestern's large share position.

Zincore recently initiated a 20,000 metre drill program at Accha as part of a pre-feasibility study to be completed in 2007. Early drill results announced by Zincore are very encouraging.

ANTAY PROJECT

The Antay Copper-Molybdenum Porphyry Project (the "Antay Project"), comprised of 50,000 hectares of exploration concessions, is situated within the Tintaya-Bambas Copper-Gold Belt and is accessible by road from Cuzco, which is about 150 kilometres northwest of the Antay Project area. The Antay Project is 100% owned by Southwestern and is subject to a joint venture agreement with Anglo American Exploration Peru S.A. ("Anglo"). Under the terms of the agreement, Anglo can earn up to 70% of the Project by completing a bankable feasibility study and subscribing for US$5 million worth of Southwestern shares (116,262 shares worth US$1 million have been issued to date).

Anglo has completed surface work, including induced polarization geophysics on the Ccora Sur Porphyry Zone. Four drill holes were completed at Ccora Sur without any significant results.

Sayta is a target in the north of the concessions, and will be tested with sampling, geophysics and drilling once an agreement with the local communities has been reached and a drilling permit issued. Anglo has been successful in obtaining two of the necessary community access agreements and is working diligently on finalizing the third agreement needed before work on the main Sayta porphyry can commence. Anglo has informed the Company that the signing of this agreement is imminent.

RESULTS OF OPERATIONS

Due to the Zincore transaction and related costs of an operating public company, there was an increase in Southwestern's consolidated general and administrative expenses as detailed herein.

The consolidated net loss for the years ended December 31, 2006, 2005 and 2004 was $1.5 million or $0.03 per share, $9.5 million or $0.22 per share and $18.5 million or $0.44 per share respectively.

The significant decrease in 2006 in comparison to previous years was the result of higher interest income, gains realized from the sale of the Company's investments as well as gains on shares issued by affiliated companies.

The Company recorded consolidated net earnings for the fourth quarter of 2006 totalling $6.4 million or $0.14 per share compared with a net loss of $779,000 or $0.02 per share for the same period in 2005. The gain was the result of a gain of $1.9 million and $1.1 million on the disposition of FNX Mining Co. ("FNX") and Jinshan Gold Mines Inc. ("Jinshan") shares respectively and a gain on dilution of $6.8 million on the issuance of shares by affiliated companies, the majority of which relates to Zincore. These gains were partially offset by higher consulting fees and general exploration expenditures.

Overall general and administrative expenses increased to $5.0 million in 2006 compared with $3.8 million in 2005 and $3.2 million in 2004. The increase was mainly due to higher consulting fees (increase of $309,000), salaries and benefits (increase of $150,000), shareholder information costs (increase of $213,000), legal and accounting fees (increase of $264,000), and office expenses (increase of $203,000). Additional consultants were retained for corporate services and existing consultants charged greater fees for corporate related matters. Salaries and benefits increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business activity. Other general and administrative expenses such as shareholder information, office, legal and accounting increased partly due to the higher costs associated with Zincore and partly due to increased level of business activity.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures over the short term. A foreign exchange loss of $288,000 was recorded during 2006 compared with a loss of $566,000 in 2005 and $324,000 in 2004 due to a slight strengthening in the Canadian dollar in 2006 and a weakening in 2005 compared with the previous year.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense has been increasing over the past three years due to increased general reconnaissance work being conducted in China and Peru.

A total of $593,000 in expenditures were written off during 2006 of which $538,000 related to the Minaspata Property in Peru. In 2005, $698,000 was written off relating to the Sichuan Project in China and various non-core projects in Peru. A total of $3,193,000 was written off in 2004 relating to the Tecka Project in Argentina and the Puno Project in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was higher in 2006 and 2005 due to higher interest revenue as a result of a larger treasury.

Dilution gains of $6,845,000 (2005 – $414,000; 2004 – $537,000) were recorded as a result of equity financings completed by Zincore and Superior Diamonds Inc. ("Superior") during these years. The large gain in 2006 represents a gain on dilution as a result of Zincore's initial public offering. Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.

In 2006 the Company sold all of its common shares of Jinshan and FNX and recorded gains of $1,142,000 and $1,939,000 respectively. Both of these investments had been held by the Company as "for sale securities." A gain of $1,018,000 was recorded in 2005 for the partial sale of FNX shares.

During 2006 the Company recorded a gain of $68,000 (2005 – a loss of $218,000; 2004 – a gain of $458,000) as its equity in the operations of affiliated companies. The current year gain relates only to the Company's share of gains recorded by Superior whereas the Company's share of gains and losses of Aurora Platinum Corp. ("Aurora") were also included in 2005 and 2004. Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

As a result of stock options granted/vested during 2006 and the amortization of previous grants, stock-based compensation expense totalling $4.9 million was recorded, compared to $5.4 million in 2005 and $12.4 million in 2004. An equivalent amount is included in contributed surplus. In addition, stock-based compensation expense of $433,000 for options granted by Zincore which vested in 2006 is recorded by the Company upon consolidation.

Non-controlling interest of $432,000 represents the minority share of net losses of Zincore for the two months ended December 31, 2006.

ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

For the years ended December 31 *(C$ in thousands except per share amounts)*	2006	2005	2004
FINANCIAL RESULTS			
INTEREST AND OTHER INCOME	2,333	1,346	1,127
NET LOSS	(1,450)	(9,540)	(18,525)
LOSS PER SHARE*	(0.03)	(0.22)	(0.44)
FINANCIAL POSITION			
WORKING CAPITAL	61,751	62,024	48,260
MINERAL PROPERTIES	50,555	34,879	23,587
TOTAL ASSETS	119,926	108,174	82,179
NON-CONTROLLING INTEREST	10,627	–	–
SHARE CAPITAL	179,239	178,923	149,476
CONTRIBUTED SURPLUS	23,590	20,115	–
DEFICIT	(95,703)	(93,340)	(83,800)
NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING	45,854	45,934	42,786

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

2006 fiscal quarter ended *(C$ in thousands except per share amounts)*	4th Quarter December 31, 2006	3rd Quarter September 30, 2006	2nd Quarter June 30, 2006	1st Quarter March 31, 2006
INTEREST AND OTHER INCOME	677	537	607	512
NET GAIN (LOSS)	6,424	(1,369)	(2,830)	(3,675)
INCOME (LOSS) PER SHARE* – BASIC AND DILUTED	0.14	(0.03)	(0.06)	(0.08)

2005 fiscal quarter ended	4th Quarter December 31, 2005	3rd Quarter September 30, 2005	2nd Quarter June 30, 2005	1st Quarter March 31, 2005
INTEREST AND OTHER INCOME	460	289	292	305
NET LOSS	(779)	(2,081)	(4,348)	(2,332)
LOSS PER SHARE*	(0.02)	(0.05)	(0.10)	(0.05)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The majority of the difference in the first quarter was due to higher stock-based compensation expense recorded in March 2006 whereas the decrease during the second quarters was due to lower stock-based compensation and a dilution gain on shares issued by Superior. The variation between the third and fourth quarters is mainly due to higher gains from the sale of investments, a large gain on dilution on the Company's investment in Zincore, higher interest income, and lower foreign exchange losses in 2006. There was also a significant deemed gain on shares issued by Zincore in the fourth quarter of 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Southwestern is not in commercial production on any of its mineral properties, and accordingly it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at December 31, 2006 of $61.8 million (2005 – $62.0 million).

Southwestern has applied the consolidation basis of accounting in its current year balance sheet and statement of loss and deficit for presentation of its controlling interest in Zincore.

The Company expended $6.0 million on net operating activities during the year ended December 31, 2006 compared with $5.2 million in 2005 and $4.0 million in 2004. The increase in 2006 relates mainly to higher general and administrative and general reconnaissance costs.

The Company expended a net of $15.3 million on investing activities during 2006 compared with $9.5 million in 2005 and $12.3 million in 2004. During 2006 the Company expended $16.1 million on mineral property and related deferred costs in China and Peru. The majority of these expenditures were incurred on the pre-feasibility and drilling program at the Boka Gold Project in China. A total of $5.8 million was expended on acquisition of short-term investments which have a term to maturity of six months and a further $583,000 on capital and other assets. The Company also received proceeds of approximately $7.2 million from the sale of Jinshan and FNX shares. During 2005 the Company expended $14.9 million on mineral property and related deferred costs in China and Peru. A total of $1.9 million was expended on acquisition of shares in Superior ($400,000) and Lake Shore Gold Corp. ($1.5 million) and a further $200,000 on capital assets. The Company also received proceeds of approximately $3.0 million from the sale of FNX shares. In 2004 the primary focus of mineral property expenditures was on the Boka Gold Project and, to a lesser degree, the Liam and Antay projects in Peru, and a net $1.4 million was expended on the acquisition/disposition of investments.

The carrying value of mineral properties increased by $15.7 million as a result of exploration expenditures of $16.3 million which were offset by $593,000 in mineral property write offs. A total of $10.6 million was spent in China of which $10.4 million relates to the Boka Gold Project, and another $5.7 million on projects in Peru.

In August 2006 the Company received regulatory approval of its Normal Course Issuer Bid pursuant to which the Company can acquire up to 2 million of its own common shares until August 28, 2007. During 2006 the Company purchased 366,900 shares for total consideration of $3,342,000. Of the shares purchased, 405,700 were cancelled, resulting in a loss of $1,735,000 of which $912,500 flowed to the Consolidated Statements of Loss and Deficit and the difference recorded in contributed surplus. The Company also cancelled 80,000 common shares it had acquired pursuant to its previous Normal Course Issuer Bid and recorded a loss of $466,944 in March 2006.

As at December 31, 2006 the Company's significantly influenced and other investments had a carrying value of $4.4 million (2005 – $8.1) and a market value of $9.0 million (2005 – $16.4 million). The market value of the Company's 50.4% interest in Zincore was $34 million.

The Company has commitments totalling $1,837,000 over five years (2007 – $462,000; 2008 to 2009 – $482,000 per year; 2010 – $391,000; 2011 – $20,000) pertaining to leasehold obligations of Southwestern and Zincore. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

As a result of consolidating Zincore in its current year balance sheet, Southwestern recorded a $10.6 million non-controlling interest in Zincore as at December 31, 2006.

OUTSTANDING SHARE CAPITAL

As at February 28, 2007 there were 45,895,000 common shares issued and 45,697,000 common shares outstanding and the following stock options:

Exercise Price Range	Options Outstanding (000's)
$1.00-$5.79	393
$5.80-$10.59	1,415
$10.60-$15.39	1,352
$15.40-$20.19	1,302
	4,462

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, short-term investment, exploration advances and other receivables, investments and accounts payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments," establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

For the year ended December 31, 2006, total stock-based compensation expense of $4,855,000 (2005 – $5,435,000; 2004 – $12,377,000) was calculated using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.82 (2005 – $4.15; 2004 – $6.90) for each option grant was estimated using the following assumptions: no dividends are to be paid; expected volatility of 54% (2005 – 58%; 2004 – 47%); risk free interest rate of 4.0% (2005 – 5.5%; 2004 – 5%) and expected life of 3.5 years. An equivalent amount is included in contributed surplus.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $756,000 (2005 – $515,000; 2004 – $809,000). The Company received management fees totalling $72,000 (2005 – $117,000; 2004 – $192,000) from affiliated companies (Superior and Lake Shore Gold Corp. – $3,000 per month). These are companies related by way of common directors and/or a management services agreement.

There was also $5,669 (2005 – $6,194) due to Southwestern from the aforementioned companies at December 31, 2006.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances and other receivables, short-term investment, investments and accounts payable. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

FUTURE CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Adoption of this standard will not have a material impact on the Company's financial statements.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of Management. The Audit Committee is comprised of three directors who are independent of Management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with

Management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

As required by Multilateral Instrument 52-109, Management is responsible for the design, establishment and maintainance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. The Company has also undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act.

The Company's Management, with the participation and under the supervision of its Chief Executive Officer ("CEO') and Chief Financial Officer ("CFO"), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis; and designed internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting.

An evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted as of December 31, 2006. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company's Management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

RISKS AND UNCERTAINTIES

The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

OUTLOOK

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage Management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company is well positioned to complete planned exploration and development programs and is also in an advantageous position to seek new opportunities.

In 2007 the Company expects to complete the pre-feasibility at Boka 1, and once completed, to initiate a feasibility study, and to initiate drilling at Boka 19, a newly discovered gold zone. In Peru the Company expects to initiate drilling on the Numa West, Gran Leon and Huacullo gold and silver zones within the Liam Project and to conduct further drilling at Pacapausa upon assessment of first phase drilling program results.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2006 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

report of independent registered chartered accountants

TO THE SHAREHOLDERS OF SOUTHWESTERN RESOURCES CORP.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit, and cash flows for each of the years in the three year period ended December 31, 2006, and for the period from inception to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 and for the period from inception to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.



INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

VANCOUVER, BRITISH COLUMBIA
March 12, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 17(b) to the consolidated financial statements. Our report to the shareholders dated March 12, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.



INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

VANCOUVER, BRITISH COLUMBIA
March 12, 2007

consolidated balance sheets

As at December 31 (C$ in thousands)	2006	2005
ASSETS		
CURRENT		
CASH AND CASH EQUIVALENTS *(note 4)*	$ 57,688	$ 63,809
SHORT-TERM INVESTMENT *(note 5)*	5,784	–
EXPLORATION ADVANCES AND OTHER RECEIVABLES	452	691
	63,924	64,500
OTHER ASSETS	75	–
PROPERTY, PLANT AND EQUIPMENT *(note 6)*	968	711
MINERAL PROPERTIES *(note 7)*	50,555	34,879
INVESTMENTS *(note 8)*	4,404	8,084
	$ 119,926	$ 108,174
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE	$ 80	$ 169
ACCRUED CHARGES	2,093	2,307
	2,173	2,476
NON-CONTROLLING INTEREST *(note 16)*	10,627	–
COMMITMENTS *(note 15)*		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(note 10)*		
AUTHORIZED		
UNLIMITED		
ISSUED		
45,854,000 SHARES (2005 – 45,934,000)	179,239	178,923
CONTRIBUTED SURPLUS	23,590	20,115
DEFICIT	(95,703)	(93,340)
	107,126	105,698
	$ 119,926	$ 108,174

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD



JOHN G PATERSON



JAMES B HUME

consolidated statements of loss and deficit

For the Years Ended December 31 *(C$ in thousands except per share amounts)*	Cumulative from Inception to December 31 2006	2006	2005	2004
EXPENSES				
GENERAL AND ADMINISTRATIVE *(note 13)*	$ 36,375	$ 5,043	$ 3,841	$ 3,177
GENERAL EXPLORATION	17,395	2,950	2,168	1,648
MINERAL PROPERTY COSTS WRITTEN OFF *(note 7)*	37,976	593	698	3,193
STOCK-BASED COMPENSATION *(note 10)*	24,313	5,288	5,435	12,377
FOREIGN EXCHANGE (GAIN) LOSS	(1,217)	287	566	324
AMORTIZATION	891	51	37	36
LOSS BEFORE UNDERNOTED ITEMS	(115,733)	(14,212)	(12,745)	(20,755)
INTEREST AND OTHER INCOME	17,422	2,333	1,346	1,127
GAIN ON SHARES ISSUED BY AFFILLIATED COMPANIES *(note 8)*	12,442	6,845	414	537
GAIN ON SALE OF INVESTMENTS *(note 8)*	4,247	3,081	1,018	108
(LOSS) GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	(107)	3	5	-
WRITE DOWN OF INVESTMENTS	(4,596)	-	-	-
GAIN ON DISPOSITION OF MINERAL PROPERTIES	640	-	640	-
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES *(note 8)*	(6,804)	68	(218)	458
NET LOSS BEFORE NON-CONTROLLING INTEREST	(92,489)	(1,882)	(9,540)	(18,525)
NON-CONTROLLING INTEREST *(note 16)*	432	432	-	-
NET LOSS FOR THE YEAR	(92,057)	(1,450)	(9,540)	(18,525)
DEFICIT AT BEGINNING OF YEAR	-	(93,340)	(83,800)	(65,275)
LOSS ON REPURCHASE AND CANCELLATION OF OWN SHARES *(note 10)*	(3,646)	(913)	-	-
DEFICIT AT END OF YEAR	$ (95,703)	$ (95,703)	$ (93,340)	$ (83,800)
LOSS PER SHARE – BASIC AND DILUTED		$ (0.03)	$ (0.22)	$ (0.44)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		46,070	43,633	41,816

See accompanying notes to consolidated financial statements

consolidated statements of cash flows

For the Years Ended December 31 *(C$ in thousands)*	Cumulative from Inception to December 31 2006	2006	2005	2004
OPERATING ACTIVITIES				
NET LOSS FOR THE YEAR	$ (92,057)	$ (1,450)	$ (9,540)	$ (18,525)
ITEMS NOT INVOLVING CASH				
AMORTIZATION	891	51	37	36
MINERAL PROPERTY COSTS WRITTEN OFF	37,976	593	698	3,193
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(12,442)	(6,845)	(414)	(537)
GAIN ON SALE OF INVESTMENTS	(4,272)	(3,081)	(1,018)	(108)
LOSS (GAIN) ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	107	(3)	(5)	-
WRITE DOWN OF INVESTMENTS	4,596	–	–	–
NON-CONTROLLING INTEREST	(432)	(432)	–	–
GAIN ON DISPOSITION OF MINERAL PROPERTIES	(640)	–	(640)	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	6,804	(68)	218	(458)
STOCK-BASED COMPENSATION	24,313	5,288	5,435	12,377
	(35,156)	(5,947)	(5,229)	(4,022)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS				
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(561)	(169)	62	(68)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	545	166	13	131
CASH USED IN OPERATING ACTIVITIES	(35,172)	(5,950)	(5,154)	(3,959)
INVESTING ACTIVITIES				
ACQUISITION OF SHORT-TERM INVESTMENTS	(5,784)	(5,784)	–	-
ACQUISITION OF INVESTMENTS	(11,381)	–	(1,915)	(1,502)
PROCEEDS ON DISPOSITION OF INVESTMENTS	10,329	7,239	2,970	149
DECREASE IN CASH DUE TO CHANGE IN ACCOUNTING FOR INVESTMENT IN AFFILIATED COMPANIES	(3,356)	–	-	-
MINERAL PROPERTY EXPENDITURES	(99,978)	(16,128)	(14,898)	(10,469)
PROCEEDS ON DISPOSITION OF MINERAL PROPERTY	4,539	–	4,539	-
ADDITIONS TO OTHER ASSETS	(75)	(75)	–	-
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(3,951)	(508)	(203)	(480)
CASH USED IN INVESTING ACTIVITIES	(109,657)	(15,256)	(9,507)	(12,302)
FINANCING ACTIVITIES				
SHARES ISSUED	183,974	1,147	30,129	41,841
SHARES PURCHASED	(17,556)	(3,342)	(778)	-
SHARES RESOLD	8,694	-	–	-
PROCEEDS ON SHARES ISSUED BY SUBSIDIARY *(note 16)*	27,605	17,280	–	–
NOTE RECEIVABLE	(200)	-	–	–
CASH PROVIDED BY FINANCING ACTIVITIES	202,517	15,085	29,351	41,841
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	57,688	(6,121)	14,690	25,580
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	-	63,809	49,119	23,539
CASH AND CASH EQUIVALENTS END OF YEAR	$ 57,688	$ 57,688	$ 63,809	$ 49,119
CASH AND CASH EQUIVALENTS CONSIST OF:				
CASH		$ 54,842	$ 60,963	$ 48,211
SHORT-TERM INVESTMENTS		2,846	2,846	908
		$ 57,688	$ 63,809	$ 49,119

SUPPLEMENTAL CASH FLOW INFORMATION *(note 14)*

See accompanying notes to consolidated financial statements

notes to consolidated financial statements

DECEMBER 31, 2006 AND 2005

(All tabular amounts are in thousands of Canadian dollars)

1. DESCRIPTION OF BUSINESS

Southwestern Resources Corp. ("Southwestern" or the "Company) is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in note 17.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, "Consolidation of Variable Interest Entities," are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any VIEs which require to be consolidated. All intercompany balances and transactions have been eliminated upon consolidation.

B) CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

C) SHORT-TERM INVESTMENTS

Short-term investments include those short-term money market instruments which, on acquisition, have a term to maturity of 90 days or more.

D) INVESTMENTS

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

E) FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, short-term investment, investments, and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 5.

F) MINERAL PROPERTIES

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves and the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write downs of capitalized mineral property interest carrying values.

G) JOINT VENTURES

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. Currently the Company does not conduct its operating activities through these joint venture arrangements.

H) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

OFFICE AND OTHER EQUIPMENT	20%
COMPUTER EQUIPMENT	30%
LEASEHOLD IMPROVEMENTS	STRAIGHT-LINE OVER 6 YEARS
VEHICLES	30%

I) FOREIGN CURRENCY TRANSLATION

All foreign currencies are translated into Canadian dollars using weighted-average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

J) FUTURE INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

K) MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, contingent liabilities and stock-based compensation. Actual results may differ from those estimates.

L) STOCK OPTIONS

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

M) LOSS PER SHARE

Basic loss per share is computed by dividing loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted loss per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

3. INVESTMENT IN ZINCORE METALS INC.

In June 2006 Southwestern completed the launch of a new zinc company, Zincore Metals Inc. ("Zincore"), to maximize the value of its zinc assets, including the Accha-Yanque, Minascassa and Sayani properties in Peru. In exchange for the zinc assets which had a book value of $1,806,469, the Company received 32 million common shares of Zincore. The exchange was recorded at book value as it was a transaction between companies under common control. As well the Company had loaned $1.5 million to Zincore during the year and those loans were subsequently converted to 4.6 million common shares. On October 26, 2006 Zincore filed a final prospectus for an initial public offering and raised $19 million by issuing 38 million shares at $0.50 per share, of which Southwestern purchased 2 million.

As a result of the above noted transactions, as at December 31, 2006, Southwestern held 38,600,000 common shares of Zincore representing a 50.39% interest. As well, as a result of the initial public offering, Southwestern recorded a gain on deemed disposition totalling $6,436,000 (see note 8b).

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $57.7 million (2005 – $63.8 million) consist of money market instruments with credit ratings which expose the Company to minimal credit risk.

5. SHORT-TERM INVESTMENT

As at December 31, 2006 the Company had a short-term investment at a cost of US$4,963,322 (C$5,783,759), maturing on March 27, 2007, and yielding an interest rate of 5.20%.

6. PROPERTY, PLANT AND EQUIPMENT

As at December 31			2006
	Cost	Accumulated Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 931	$ 616	$ 315
COMPUTER EQUIPMENT	945	714	231
VEHICLES	962	540	422
	$ 2,838	$ 1,870	$ 968

As at December 31			2005
	Cost	Accumulated Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 768	$ 575	$ 193
COMPUTER EQUIPMENT	866	647	219
VEHICLES	922	623	299
	$ 2,556	$ 1,845	$ 711

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $201,979 (2005 – $141,309).

7. MINERAL PROPERTIES

A)

	December 31 2006	December 31 2005
CHINA		
BOKA	$ 35,967	$ 25,596
YUNNAN GOLD	857	655
OTHER	586	539
TOTAL CHINA	37,410	26,790
PERU		
LIAM	5,138	3,194
ACCHA-YANQUE	3,108	1,256
BAMBAS WEST	738	715
BAMBAS COPPER	974	623
ANTAY	960	748
MINASPATA	–	438
PACAPAUSA	262	258
OTHER	1,965	857
TOTAL PERU	13,145	8,089
TOTAL	$ 50,555	$ 34,879

B) For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$ 25,596	$ 3,194	$ 1,256	$ 4,833	$ 34,879
PROPERTY ACQUISITION AND MAINTENANCE	17	361	200	534	1,112
ANALYTICAL	346	56	94	135	631
GEOPHYSICS	21	33	–	46	100
GEOLOGY	3,718	1,341	1,152	1,524	7,735
DRILLING	5,820	111	279	28	6,238
RESEARCH	26	15	46	22	109
PROJECT ADMINISTRATION	423	27	81	4	535
PROPERTY COSTS WRITTEN OFF	–	–	–	(593)	(593)
COST RECOVERY	–	–	–	(191)	(191)
BALANCE, END OF YEAR	$ 35,967	$ 5,138	$ 3,108	$ 6,342	$ 50,555

For the year ended December 31, 2005, the significant expenditures were as follows:

	Boka	Liam	Yunnan Gold	Other	Total
BALANCE, BEGINNING OF YEAR	$ 12,219	$ 3,501	$ 178	$ 7,689	$ 23,587
PROPERTY ACQUISITION AND MAINTENANCE	63	443	–	179	685
ANALYTICAL	550	45	14	191	800
GEOPHYSICS	302	2	–	21	325
GEOLOGY	1,933	483	460	932	3,808
DRILLING	9,942	(8)	–	478	10,412
RESEARCH	35	30	–	287	352
PROJECT ADMINISTRATION	552	30	3	894	1,479
COST RECOVERY	–	(1,332)	–	–	(1,332)
SALE OF INTEREST	–	–	–	(4,539)	(4,539)
PROPERTY COSTS WRITTEN OFF	–	–	–	(698)	(698)
BALANCE, END OF YEAR	$ 25,596	$ 3,194	$ 655	$ 5,434	$ 34,879

c) The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

CHINA

In November 2002 Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Team 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project. As at December 31, 2006 CSG holds a 90% interest in the JV Company with Team 209 retaining a 10% carried interest. CSG continues to be the operator of the Project.

In 2004 the Company entered into an agreement with Newmont Overseas Exploration Limited ("Newmont Overseas") to jointly explore an area of interest in Yunnan Province, China. Both Southwestern and Newmont Overseas have a 50% interest in the Yunnan Gold Project and are funding exploration on a pro rata basis.

During 2005 the Company wrote off $452,000 in exploration costs relating to the Sichuan Project in China.

PERU

In October 2005 the option agreement with Newmont Peru Limited ("Newmont"), covering the Liam Core Area, was terminated and the area covered by that agreement was amalgamated into an amended Liam Regional Venture Agreement governing what is now referred to as the Liam Gold-Silver Project. Under the terms of the amended Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the Project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production. In a separate transaction, details of which are discussed in note 10, Newmont purchased 400,000 common shares of Southwestern by paying a premium of $3.33 per share totalling $1,332,000. This amount is classified as "cost recovery" and recorded as a reduction in mineral properties.

In 2005 a subsidiary of the Company entered into a Heads of Agreement with Anglo American Exploration Peru S.A. ("Anglo") under which Anglo can earn a 55% interest in the Antay Project by spending US$5 million in exploration over a five year period. Once vested, Anglo will have the option to earn an additional 15% interest in the Project by producing, within the next five years, a bankable feasibility study on any specific target identified during the first option period. Anglo has a firm commitment to spend US$750,000 on exploration in the initial two years of the first option. To maintain the first option during the last three years, Anglo must spend annually a minimum of US$750,000 in exploration expenditures. As at December 31, 2006 Anglo had spent approximately US$900,000.

In a separate transaction Anglo American Exploration BV ("Anglo BV") agreed to acquire the equivalent of US$5 million of Southwestern shares over a five year period. As at December 31, 2006 Anglo BV has purchased 116,262 common shares of Southwestern for gross proceeds of US$1 million. Anglo BV has the right to elect not to subscribe with respect to the remaining US$4 million equivalent of Southwestern common shares.

In December 2005 the Company received the final installment of US$3.9 million for the sale of its 50% interest in the Poracota Property in Peru. The completion of the transaction resulted in the recording of a gain of $640,000.

During the year ended December 31, 2006, expenditures totalling $593,000 were written off, of which $538,000 related to the Minaspata Property in Peru, and the remaining amount relating to various non-core projects.

During the year ended December 31, 2005, expenditures totalling $246,000 were written off relating to various non-core projects in Peru.

8. INVESTMENTS

A)

		December 31 2006	
	Ownership %	Carrying Value	Quoted Market Value
SUPERIOR DIAMONDS INC. — SIGNIFICANTLY INFLUENCED AFFILIATE	14.8	$ 1,919	$ 3,082
OTHER INVESTMENTS	–	2,485	5,913
		4,404	8,995

		December 31 2005	
	Ownership %	Carrying Value	Quoted Market Value
SUPERIOR DIAMONDS INC. — SIGNIFICANTLY INFLUENCED AFFILIATE	18.6	$ 1,242	$ 3,202
NOTE RECEIVABLE	–	200	–
	–	1,442	3,202
OTHER INVESTMENTS	–	6,642	13,188
		$ 8,084	$16,390

On March 31, 2006 an agreement was reached between the Company and Superior Diamonds Inc. ("Superior") to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

During the year ended December 31, 2006, the Company sold all of its 1,017,222 common shares of Jinshan Gold Mines Inc. and recorded a gain of $1,142,000. Also during 2006 the Company sold all of its remaining shares of FNX Mining Co. ("FNX") totalling 419,509 (2005 – 224,626) common shares and recorded a gain of $1,939,000 (2005 – $1,018,000).

In April 2005 the Company purchased 888,889 common shares of Superior at a price of $0.45 per share totalling $400,000. The Company also acquired 2 million common shares of Lake Shore Gold Corp. at a price of $0.75 per share.

In June 2005 all of the issued and outstanding shares of Aurora Platinum Corp. were acquired by FNX. As a result Southwestern received 644,133 shares of FNX and recorded the investment using the cost basis.

b) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2006, 2005 and 2004 are as follows:

	For the Year Ended December 31, 2006		For the Year Ended December 31, 2005		For the Year Ended December 31, 2004	
	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)
ZINCORE METALS INC.	$ 6,436	$ –	$ –	$ –	$ –	$ –
SUPERIOR DIAMONDS INC.	409	68	414	(191)	152	(139)
AURORA PLATINUM CORP.	–	–	–	(27)	385	597
	$ 6,845	$ 68	$ 414	$ (218)	$ 537	$ 458

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net earnings or losses for the reporting period in a significantly influenced company.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2006	2005	2004
CANADIAN STATUTORY FEDERAL INCOME TAX RATE	34%	35%	36%
RECOVERY OF INCOME TAXES COMPUTED AT STATUTORY RATES	$ 527	$ 3,339	$ 6,625
EFFECT OF LOWER TAX RATES OF FOREIGN JURISDICTIONS	(1,025)	(1,587)	(1,091)
NON-DEDUCTIBLE EXPENSES	(1,770)	(1,894)	(4,471)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	1,753	108	199
VALUATION ALLOWANCE	515	34	(1,262)
INCOME TAX PROVISION	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2006	2005
OPERATING LOSS CARRY FORWARDS	$ 5,854	$ 9,133
TAX VALUE OF ASSETS IN EXCESS OF CARRYING VALUE	2,439	4,331
	8,293	13,464
LESS: VALUATION ALLOWANCE	(8,293)	(13,464)
NET FUTURE INCOME TAX LIABILITY	$ -	$ -

At December 31, 2006 the Company had the following loss carry forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$ 14,246	2006-2026
PERU	$ 3,636	2007-2010
MAURITIUS	$ 372	none

10. SHARE CAPITAL

A) AUTHORIZED: UNLIMITED COMMON SHARES WITHOUT PAR VALUE

B) ISSUED AND OUTSTANDING

For the Year Ended December 31, 2006

	Number of Shares Issued (000's)	Amount	Treasury Shares (000's)	Amount	Number of Shares Outstanding (000's)	Amount
BEGINNING OF YEAR	46,014	$ 179,701	80	$ 778	45,934	$ 178,923
OPTIONS EXERCISED	228	899	–	–	228	899
PRIVATE PLACEMENT	58	556	–	–	58	556
SHARES PURCHASED	–	–	366	3,342	(366)	(3,342)
CANCELLED SHARES	(405)	(1,585)	(405)	(3,788)	–	2,203
END OF YEAR	45,895	$ 179,571	41	$ 332	45,854	$ 179,239

For the Year Ended December 31, 2005

	Number of Shares Issued (000's)	Amount	Treasury Shares (000's)	Amount	Number of Shares Outstanding (000's)	Amount
BEGINNING OF YEAR	42,786	$ 149,476	-	$ -	42,786	$ 149,476
PUBLIC OFFERING	2,450	24,908	-	-	2,450	24,908
PRIVATE PLACEMENT	458	4,442	-	-	458	4,442
OPTIONS EXERCISED	320	875	-	-	320	875
SHARES PURCHASED	-	-	80	778	(80)	(778)
END OF YEAR	46,014	$ 179,701	80	$ 778	45,934	$ 178,923

On August 29, 2006 the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company can acquire up to 2 million of its own common shares. The Company purchased 366,900 of its own common shares at a cost of $3,342,000 during the year of which 325,700 were cancelled in 2006. The cancellation of these shares resulted in a loss of $1,735,627 of which $912,500 was recorded as a charge to deficit and the remaining $823,127 in contributed surplus.

In March 2006 the Company cancelled 80,000 common shares it had acquired pursuant to its previous Normal Course Issuer Bid in 2005. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

In June 2006, as part of the Antay Property agreement, Anglo BV purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101.

As a result of stock options exercised, there was a transfer of $309,240 (2005 – $199,462) from contributed surplus to share capital during the year ended December 31, 2006.

In July 2005 the Company received net proceeds of $608,346 (US$500,000) by issuing 57,848 common shares at a price of $10.62 pursuant to the Antay Property agreement.

In October 2005 the Company received gross proceeds of $26,460,000 by issuing 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share.

Also in October 2005 the Company completed a private placement whereby Newmont Mining Corporation of Canada Limited purchased 400,000 common shares of Southwestern at a price of $13.00 per share for proceeds of $5.2 million. The price included a $3.33 premium and resulted in $1,332,000 of the gross proceeds being recorded as a reduction to mineral properties rather than an increase in share capital.

Share issue costs for financings completed in 2005 totalled $1,592,842.

c) STOCK OPTIONS

Under the Company's stock option plan there were 4,087,500 options outstanding, of which 3,892,500 were exercisable, at December 31, 2006. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

	2006		2005	
	Number of Options (000's)	Weighted-Average Exercise Price	Number of Options (000's)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF YEAR	3,659	$ 12.46	2,702	$ 12.08
GRANTED	755	$ 13.54	1,310	$ 10.78
EXERCISED/CANCELLED	(326)	$ 5.87	(353)	$ 3.29
OUTSTANDING AT END OF YEAR	4,088	$ 13.19	3,659	$ 12.46
EXERCISABLE AT END OF YEAR	3,893	$ 13.11	3,392	$ 12.63

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Price Range	Number of Options Outstanding (000's)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price	Number of Options Exercisable (000's)	Weighted-Average Exercise Price
$1.00-$5.79	393	0.7	$ 1.46	393	$ 3.21
$5.80-$10.59	990	3.4	$ 10.17	803	$ 10.18
$10.60-$15.39	1,353	3.5	$ 13.62	1,345	$ 13.63
$15.40-$20.19	1,352	2.2	$ 18.37	1,352	$ 18.37
	4,088	2.8	$ 13.19	3,893	$ 13.11

D) STOCK-BASED COMPENSATION

As a result of stock options granted and vested during the year ended December 31, 2006, the Company recorded $4,855,000 (2005 – $5,435,000; 2004 – $12,377,000) as stock-based compensation expense and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.82 (2005 – $4.15; 2004 – $6.90) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (2005 – 58%; 2004 – 47%); risk free interest rate of 4.0% (2005 – 3.5%; 2004 – 5%); and expected life of 3.5 years (2005 – 3.5 years; 2004 – 3.5 years).

As the result of stock options granted by Zincore, a total of $433,000 is also included in stock-based compensation expense.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

E) CONTRIBUTED SURPLUS

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
BALANCE, BEGINNING OF YEAR	$ 20,115	14,880
STOCK-BASED COMPENSATION	4,855	5,435
CANCELLED SHARES	(1,290)	–
STOCK OPTIONS EXERCISED	(309)	(200)
STOCK OPTIONS GRANTED BY SUBSIDIARY	219	–
BALANCE, END OF YEAR	$ 23,590	$ 20,115

11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $756,220 (2005 – $514,750; 2004 – $808,781). The Company received management fees, which are recorded as other income, totalling $72,000 (2005 – $117,000; 2004 – $192,000) from affiliated companies. These companies are related by way of directors in common and/or an administrative services agreement. There was also an amount of $5,669 (2005 – $6,194) due to Southwestern from affiliated companies at December 31, 2006.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

12. SEGMENTED INFORMATION

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of revenue in 2006, 2005 and 2004 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	2006	2005	2004
PERU	$ 13,694	$ 8,393	$ 11,099
CHINA	37,652	26,990	13,043
CANADA	4,656	8,291	8,154
	$ 56,002	$ 43,674	$ 32,296

13. GENERAL AND ADMINISTRATIVE

	2006	2005	2004
CONSULTING	$ 1,655	$ 1,346	$ 869
SHAREHOLDER INFORMATION	560	347	367
OFFICE	900	697	700
LEGAL AND ACCOUNTING	545	281	268
TRAVEL	324	261	220
SALARIES AND BENEFITS	1,059	909	753
TOTAL	$ 5,043	$ 3,841	$ 3,177

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
OTHER CASH ITEMS:			
TAXES PAID	$ 28	$ 31	$ 37
INTEREST RECEIVED	$ 2,189	$ 1,201	$ 917

15. COMMITMENTS

With respect to its leasehold obligations, the Company and its subsidiaries have commitments totalling $1,837,962 over five years (2007 – $462,392; 2008 to 2009 – $482,200 per year; 2010 – $391,362; 2011 – $19,808).

16. NON-CONTROLLING INTEREST

At December 31, 2006 the Company's non-controlling interest in Zincore was comprised of the following:

	December 31, 2006
BALANCE, BEGINNING OF YEAR	$ –
CREATION OF NON-CONTROLLING INTEREST DUE TO SALE OF SHARES BY SUBSIDIARY	10,844
SHARE OF STOCK OPTIONS GRANTED	215
SHARE OF NET LOSS OF ZINCORE FOR YEAR	(432)
BALANCE, END OF YEAR	$ 10,627

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

CONSOLIDATED BALANCE SHEETS

	2006	2005
TOTAL ASSETS UNDER CANADIAN GAAP	$ 119,926	$ 108,174
UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES (E)	3,428	7,672
DECREASE IN MINERAL PROPERTY COSTS (A)	(50,555)	(34,879)
CUMULATIVE ADJUSTMENT TO EQUITY INVESTMENTS (E)	(5,181)	(4,883)
TOTAL ASSETS UNDER US GAAP	$ 67,618	$ 76,084
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST UNDER CANADIAN GAAP	$ 12,800	$ 2,476
NON-CONTROLLING INTEREST (G)	(1,932)	-
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST UNDER US GAAP	10,868	2,476
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	107,126	105,698
CUMULATIVE MINERAL PROPERTY ADJUSTMENT (A)	(50,555)	(34,879)
CUMULATIVE COMPREHENSIVE INCOME (D)	3,428	7,672
CUMULATIVE ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (E)	(5,181)	(4,883)
CUMULATIVE ADJUSTMENT TO DILUTION GAIN AND NON-CONTROLLING INTEREST	1,932	-
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP	56,750	73,608
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	$ 67,618	$ 76,084

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Cumulative from Inception to December 31	Year Ended December 31		
	2006	2006	2005	2004
NET LOSS UNDER CANADIAN GAAP	$ (92,057)	$ (1,450)	$ (9,540)	$ (18,525)
MINERAL PROPERTY EXPLORATION EXPENSE (A)	(50,555)	(15,676)	(11,292)	(8,061)
STOCK-BASED COMPENSATION – CONSULTING (B)	(2,127)	–	–	–
STOCK-BASED COMPENSATION – EMPLOYEES (B)	14,853	–	4,659	9,510
ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (E)	(5,181)	(298)	(593)	(1,614)
ELIMINATION OF DILUTION GAIN (G)	(12,442)	(6,845)	(414)	(537)
NET LOSS UNDER US GAAP BEFORE NON-CONTROLLING INTEREST	(147,509)	(24,269)	(17,180)	(19,227)
NON-CONTROLLING INTEREST	(146)	(339)	–	–
NET LOSS UNDER US GAAP	$ (147,363)	$ (24,608)	$ (17,180)	$ (19,227)
LOSS PER SHARE		$ (0.53)	$ (0.39)	$ (0.46)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Cumulative from Inception to December 31	Year Ended December 31		
	2006	2006	2005	2004
OPERATING ACTIVITIES				
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$ (35,172)	$ (5,950)	$ (5,154)	$ (3,959)
EXPLORATION (A)	(95,439)	(16,128)	(10,359)	(10,469)
OPERATING ACTIVITIES UNDER US GAAP	$ (130,611)	$ (22,078)	$ (15,513)	$ (14,428)
INVESTING ACTIVITIES				
INVESTING ACTIVITIES UNDER CANADIAN GAAP	$ (109,657)	$ (15,256)	$ (9,507)	$ (12,302)
EXPLORATION (A)	95,439	16,128	10,359	10,469
INVESTING ACTIVITIES UNDER US GAAP	$ (14,218)	$ 872	$ 852	$ (1,833)

A) EXPLORATION EXPENSES

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. Previously for US GAAP purposes the Company had expensed all costs relating to the acquisition of exploration rights and exploration expenditures, in the period incurred. However, during the year ended December 31, 2004, the Company adopted EITF 04-02 which had the effect of reducing its equity loss in Aurora for the year ended December 31, 2005 by $79,000 (2004 – $1,534,740).

B) ACCOUNTING FOR STOCK-BASED COMPENSATION

On January 1, 2006 the Company adopted Statement of Financial Standards (SFAS) No. 123R, "Share-Based Payment." This statement requires the Company to recognize the cost of employee services received in exchange for the Company's equity instruments. Under SFAS No. 123R the Company is required to record compensation expense over an award's vesting period based on the award's fair value at the date of grant. The Company has elected to adopt SFAS No. 123R on a modified prospective basis; accordingly the financial statements for the periods prior to January 1, 2006 will not include compensation cost calculated under the fair value method.

Prior to January 1, 2006 the Company applied Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and therefore recorded the intrinsic value of stock-based compensation as expense and applied the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006.

	2005	2004
NET LOSS UNDER US GAAP	$ (17,180)	$ (19,227)
ADDITIONAL STOCK-BASED COMPENSATION COST	(4,659)	(9,510)
PRO FORMA NET LOSS	$ (21,839)	$ (28,737)
PRO FORMA BASIC LOSS PER SHARE	$ (0.50)	$ (0.69)

C) FOREIGN CURRENCY TRANSLATION

The Company has reassessed the functional currency of its foreign subsidiaries. The Company believes that the functional currency under US GAAP and the currency of measure under Canadian GAAP is the Canadian dollar. Currently none of the Company's foreign operations generate revenue or have the ability to arrange for third party financing. All cash resources of the foreign entities are derived from the parent company which has the Canadian dollar as the functional currency.

This determination results in there being no US GAAP to Canadian GAAP difference in this regard.

D) COMPREHENSIVE INCOME

SFAS No. 130 reporting "Comprehensive Income," issued by the Financial Accounting Standards Board, establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The impact of SFAS No. 130 on the Company's financial statements is as follows:

COMPREHENSIVE INCOME

	Cumulative from Inception to December 31	Year Ended December 31		
	2006	2006	2005	2004
NET LOSS UNDER US GAAP	$ (142,555)	$ (24,608)	$ (17,180)	$ (19,227)
OTHER COMPREHENSIVE ITEMS:				
UNREALIZED GAINS (LOSSES) ON				
AVAILABLE-FOR-SALE SECURITIES (E)	3,428	(4,194)	6,725	(5,725)
COMPREHENSIVE LOSS	$ (139,127)	$ (28,802)	$ (10,455)	$ (24,952)
NET COMPREHENSIVE LOSS PER SHARE		$ (0.63)	$ (0.24)	$ (0.60)

E) INVESTMENTS

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments categorized as "other" in note 8 would be categorized as "available for sale securities." Accordingly these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders' equity. The investments in note 8 categorized as "significantly influenced affiliates" are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss). The significant conforming adjustment to the affiliates' results relates to the accounting for mineral property expenditures.

F) CONTROLLED ENTITIES

The Company operates in China through a majority held subsidiary. Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP it is considered that the rights of the minority do not significantly impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The Company has determined that the effect of this difference on all periods disclosed is immaterial.

G) ACCOUNTING FOR SALES OF SHARES BY AN EQUITY INVESTMENT OR SUBSIDIARIES

The Company accounts for dilution gains and losses from the sale of shares by its equity investments or subsidiaries as income statement items for Canadian GAAP purposes. Under US GAAP, dilution gains or losses that arise from a company in the exploration stage are treated as a charge to equity. Additionally, under US GAAP, dilution gains or losses and non-controlling interest are adjusted to reflect the treatment of exploration expenses. For US GAAP purposes, as the Company's equity investments are considered exploration stage companies, the Company has charged all dilution gains to a separate Contributed Surplus account in equity.

H) RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In June 2006 the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for the Company beginning in the first fiscal quarter of 2007. The adoption of FIN No. 48 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006 the FASB issued FAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable to the Company beginning in the first quarter of 2008. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year or an interim period within that fiscal year. Prospective application is required for the Company. The Company is currently evaluating the impact of FAS No. 157.

In September 2006 the SEC issued Staff Accounting Bulletin No. 108, Section N to Topic 1, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 requires the evaluation of prior year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption, should either approach result in quantifying an error that is material in light of quantitative and qualitative factors, SAB No. 108 guidance allows for a one-time cumulative-effect adjustment to beginning retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with FAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20, "Accounting Changes," and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." SAB No. 108 is effective for fiscal years ending after November 15, 2006. SAB No. 108 did not have any impact on the financial statements.

18. CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION

FROM INCEPTION TO DECEMBER 31, 2006 *(C$ in thousands)*	Common Shares Without Par Value Shares	Amount	Treasury Shares Shares	Amount	Contributed Surplus	Accumulated During the Exploration stage	Total Shareholders' Equity
ISSUANCE OF COMMON SHARES FOR CASH	4,392	$ 541	–	$ –	$ –	$ –	$ 541
ISSUANCE OF COMMON SHARES FOR EXPLORATION EXPENDITURES	600	75	–	–	–	–	75
NET LOSS	–	–	–	–	–	(296)	(296)
BALANCE, OCTOBER 31, 1991	4,992	616	–	–	–	(296)	320
ISSUANCE OF COMMON SHARES FOR CASH	4,378	884	–	–	–	–	884
NET LOSS	–	–	–	–	–	(270)	(270)
BALANCE, OCTOBER 31, 1992	9,370	1,500	–	–	–	(566)	934
ISSUANCE OF COMMON SHARES FOR CASH	3,350	815	–	–	–	–	815
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	1,600	740	–	–	–	–	740
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	100	50	–	–	–	–	50
NET INCOME	–	–	–	–	–	721	721
BALANCE, OCTOBER 31, 1993	14,420	3,105	–	–	–	155	3,260
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	4,200	14,957	–	–	–	–	14,957
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	570	1,367	–	–	–	–	1,367
ISSUANCE OF COMMON SHARES FOR CASH	1,880	3,330	–	–	–	–	3,330
NET LOSS FOR THE 14 MONTHS ENDED DECEMBER 31, 1994	–	–	–	–	–	(1,027)	(1,027)
BALANCE, DECEMBER 31, 1994	21,070	22,759	–	–	–	(872)	21,887
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	1,830	8,233	–	–	–	–	8,233
ISSUANCE OF COMMON SHARES FOR CASH	90	45	–	–	–	–	45
NET LOSS	–	–	–	–	–	(1,317)	(1,317)
BALANCE DECEMBER 31, 1995	22,990	31,037	–	–	–	(2,189)	28,848
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	7,408	47,346	–	–	–	–	47,346
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	40	330	–	–	–	–	330
ISSUANCE OF COMMON SHARES FOR CASH	114	622	–	–	–	–	622
NET LOSS	–	–	–	–	–	(1,315)	(1,315)
BALANCE, DECEMBER 31, 1996	30,552	79,335	–	–	–	(3,504)	75,831
ISSUANCE OF COMMON SHARES FOR CASH	2	11	–	–	–	–	11
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(158)	(384)	–	–	(384)
NET LOSS	–	–	–	–	–	(3,820)	(3,820)
BALANCE, DECEMBER 31, 1997	30,554	79,346	(158)	(384)	–	(7,324)	71,638

CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION (CONTINUED)

FROM INCEPTION TO DECEMBER 31, 2006 *(C$ in thousands)*	Common Shares Without Par Value Shares	 Amount	Treasury Shares Shares	 Amount	Contributed Surplus	Accumulated During the Exploration stage	Total Shareholders' Equity
ISSUANCE OF COMMON SHARES FOR CASH	42	28	-	-	-	-	28
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,838)	(3,787)	-	-	(3,787)
OWN SHARES RESOLD	-	-	600	1,212	426	-	1,638
NET LOSS	-	-	-	-	-	(7,339)	(7,339)
BALANCE, DECEMBER 31, 1998	30,596	79,374	(1,396)	(2,959)	-	(14,663)	62,178
FROM JANUARY 1, 1999 TO DECEMBER 31, 2006							
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,636)	(3,896)	-	-	(3,896)
OWN SHARES RESOLD	-	-	720	1,675	(426)	-	1,249
LOSS ON SALE OF OWN SHARES	-	-	-	-	-	(61)	(61)
NET LOSS	-	-	-	-	-	(10,642)	(10,642)
BALANCE, DECEMBER 31, 1999	30,596	79,374	(2,312)	(5,180)	-	(25,366)	48,828
ISSUANCE OF COMMON SHARES FOR CASH	68	147	-	-	-	-	147
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,432)	(3,275)	-	-	(3,275)
NET LOSS	-	-	-	-	-	(2,338)	(2,338)
BALANCE, DECEMBER 31, 2000	30,664	79,521	(3,744)	(8,455)	-	(27,704)	43,362
ISSUANCE OF COMMON SHARES FOR CASH	2,254	3,000	-	-	-	-	3,000
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,030)	(1,633)	-	-	(1,633)
LOSS ON SALE OF OWN SHARES	-	-	3,800	8,541	-	-	8,541
NET LOSS	-	-	-	-	-	(15,650)	(15,650)
BALANCE, DECEMBER 31, 2001	32,918	82,521	(974)	(1,547)	-	(43,354)	37,620
ISSUANCE OF COMMON SHARES FOR CASH	178	364	-	-	-	-	364
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(342)	(459)	-	-	(459)
STOCK-BASED COMPENSATION	-	-	-	-	485	-	485
NET LOSS	-	-	-	-	-	(13,872)	(13,872)
BALANCE, DECEMBER 31, 2002	33,096	82,885	(1,316)	(2,006)	485	(57,226)	24,138
ISSUANCE OF COMMON SHARES FOR CASH	7,342	28,046	-	-	-	-	28,046
SHARES CANCELLED	(1,316)	(3,296)	1,316	2,006	1,290	-	-
STOCK-BASED COMPENSATION	-	-	-	-	728	-	728
NET LOSS	-	-	-	-	-	(8,049)	(8,049)
BALANCE, DECEMBER 31, 2003	39,122	107,635	-	-	2,503	(65,275)	44,863
ISSUANCE OF COMMON SHARES FOR CASH	3,664	41,841	-	-	-	-	41,841
STOCK-BASED COMPENSATION	-	-	-	-	12,377	-	12,377
NET LOSS	-	-	-	-	-	(18,525)	(18,525)
BALANCE, DECEMBER 31, 2004	42,786	149,476	-	-	14,880	(83,800)	80,556
ISSUANCE OF COMMON SHARES FOR CASH (EXCLUDING EXERCISE OF STOCK OPTIONS)	2,908	29,349	-	-	-	-	29,349
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(80)	(778)	-	-	(778)
STOCK-BASED COMPENSATION	-	-	-	-	5,435	-	5,435
EXERCISE OF STOCK OPTIONS	320	-	-	-	(200)	-	676
NET LOSS	-	-	-	-	-	(9,540)	(9,540)
BALANCE, DECEMBER 31, 2005	46,014	$ 179,701	(80)	$ (778)	$ 20,115	$ (93,340)	$ 105,698
ISSUANCE OF COMMON SHARES FOR CASH (EXCLUDING EXERCISE OF STOCK OPTIONS)	58	556	-	-	-	-	556
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(366)	(3,342)	-	-	(3,342)
STOCK-BASED COMPENSATION	-	-	-	-	4,855	-	4,855
EXERCISE OF STOCK OPTIONS	228	899	-	-	(309)	-	590
STOCK OPTIONS GRANTED BY SUBSIDIARY	-	-	-	-	219	-	219
CANCELLED SHARES	(405)	(1,585)	405	3,788	(1,290)	(913)	-
NET LOSS	-	-	-	-	-	(1,450)	(1,450)
BALANCE, DECEMBER 31, 2006	45,895	$ 179,571	(41)	$;(332)	$ 23,590	$ (95,703)	$ 107,126



Directors and Officers

David Black[1,2,3]
Chair of the Board

John Paterson
President, CEO and Director

Alejandro Losada-Calderon
VP Exploration

Timo Jauristo[4]
VP Corporate Development and Director

Thomas Beattie
VP Corporate Affairs and Secretary

Parkash Athwal
VP Finance and Chief Financial Officer

Stanley Myers
Director of Exploration, Latin America

James Hume
Director

William McCartney
Director



[1] member of the Audit Committee

[2] member of the Corporate Governance and Nominating Committee

[3] member of the Compensation Committee

[4] member of the Environment and Safety Committee

Vancouver Corporate Office

Southwestern Resources Corp.
Suite 1650, 701 W Georgia Street
PO Box 10102
Vancouver, British Columbia
V7Y 1C6 Canada
Telephone 604 669 2525
Fax 604 688 5175
Email info@swgold.com

Lima Office

Minera del Suroeste SAC
Av. Del Parque Norte 829
Corpac San Isidro, Lima 27 Peru
Telephone 51 1 225 1125
Fax 51 1 225 2273

Beijing Office

No. 50 Liangmaqiao Road
Office C413, Chaoyang District
Beijing, 100016 PR China
Telephone 86 10 646 51916
Fax 86 10 646 51915

Kunming Office

#9 Sansbijie Road
Kunming City 650021
Yunnan Province PR China
Telephone 86 871 3611226
Fax 86 871 3610569

www.swgold.com

Auditors

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4 Canada

Transfer Agent

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada

Investor Inquiries

investorrelations@swgold.com

Stock Exchange Listing

SWG – TSX

Notice of Annual Meeting

The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Tuesday, May 7, 2007 at 9:30 am

Forward-Looking Statements

Some of the statements in this document constitute "forward-looking statements." Where Southwestern expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Southwestern does not assume the obligation to update any forward-looking statement.

CHINA

BOKA
YUNNAN

PERU

LIAM
PACAPAUSA
TIPICANCHA
ACCHA-YANQUE
ANTAY
MILLO-AZUCAR
BAMBAS

TSX: SWG
www.swgold.com
info@swgold.com

Southwestern
The Company

We are a leading Canadian mineral exploration and development company with an exciting portfolio of properties in China and Peru.

Our focus is precious metals, and exploration is our core strength. We have a history of discovering properties with world class potential and a proven track record of identifying and capitalizing on opportunities and ideas.

Visit us online at www.swgold.com.

We have a highly prospective portfolio of properties at various stages of exploration, from grass roots through to pre-feasibility. This, combined with a strong balance sheet which at year end 2006 consisted of $46 million cash (excluding Zincore Metals) and short-term investments, $41 million market value of other investments and no debt, positions the Company to develop the economic potential of our properties for the benefit of shareholders.


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2007
WASH. D.C.
203
SECTION

END